Exhibit 99.1

Intercorp Financial Services Inc.

Fourth Quarter 2020 Earnings

Lima, Peru, February 11, 2021. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the fourth quarter 2020. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: FY20 results impacted by higher provisions, but improving in 4Q20 with ROAE at 18.1%

•	15.6% earnings growth in 4Q20 due to lower provision charges and solid results from investments
•	Cost containment measures in 2020 offset negative impacts from COVID-19 on revenues
•	Strong capitalization at all business segments
•	Digital trends continue to support IFS’ strategy

Interbank: FY20 profits undermined by high provisions and soft top line due to COVID-19, yet recovering in 4Q20

•	12.8% (+20 bps YoY) market share in loans and 13.9% (+40 bps YoY) in retail deposits by year-end
•	150 bps YoY reduction in cost of funds, down to 1.6% in 4Q20
•	FY20 cost of risk at 6.1%, improving to 3.1% in 4Q20
•	60 basis point quarterly improvement in NIM after provisions
•	7.0% yearly decrease in expenses

Interseguro: FY20 profits grew 8.2% with ROAE at 18.9%

•	Private and regular annuities leading a 19.1% yearly growth in premiums
•	Results from investments increased 13.1% QoQ and 28.0% YoY, with ROIP reaching 6.8% in 4Q20
•	Cost containment measures resulted in 4.3% yearly reduction in expenses
•	Market leader in annuities with a 27.3% share in 2020

Inteligo: FY20 profits grew 21.4% with ROAE at 28.0%

•	Record quarter in earnings, 39.9% QoQ growth and more than two-fold YoY
•	Strong revenues in 4Q20 driven by net interest income and positive mark-to-market
•	Continued growth in AUM: 5.6% QoQ and 14.7% YoY
•	4Q20 ROAE at all-time high

Intercorp Financial Services

SUMMARY

2020 Performance

Intercorp Financial Services’ profits were S/ 383.5 million in 2020, a 73.6% decrease compared to 2019. The lower net profit was mainly driven by a more than three-fold increase in impairment loss on loans and a 21.9% reduction in net fee income from financial services. These effects were partially offset by growth of 31.2% in other income and 1.4% in net interest and similar income, in addition to a 3.4% reduction in other expenses and a reversal of the income tax payment.

It is worth mentioning that IFS’ results in the comparing periods were affected by (i) the reversion of payroll deduction loan provisions for S/ 27.4 million after taxes in 2Q19; (ii) the reversion of loan loss provisions for S/ 73.4 million after taxes in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers; (iii) the one-off impact of a liability management transaction on financial expense for S/ 29.0 million after taxes in 4Q19; and (iv) the impact on interest income of the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 130.4 million after taxes during 2020.

IFS’ ROAE excluding the effect of the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 2020 was 6.0%.

Intercorp Financial Services’ P&L statement

S/ million	2018	2019	2020	%chg 20/19	%chg 19/18
Interest and similar income	4,321.3	4,847.2	4,665.0	-3.8%	12.2%
Interest and similar expenses	(1,177.3)	(1,424.0)	(1,192.3)	-16.3%	21.0%
Net interest and similar income	3,144.0	3,423.3	3,472.7	1.4%	8.9%
Impairment loss on loans, net of recoveries	(660.1)	(750.8)	(2,393.9)	n.m.	13.7%
Recovery (loss) due to impairment of financial investments	13.1	(6.8)	(32.9)	n.m.	n.m.
Net interest and similar income after impairment loss	2,497.0	2,665.7	1,045.8	-60.8%	6.8%
Fee income from financial services, net	874.4	925.9	723.5	-21.9%	5.9%
Other income	408.7	592.1	776.7	31.2%	44.9%
Total premiums earned minus claims and benefits	(400.8)	(279.6)	(279.1)	-0.2%	-30.2%
Net Premiums	681.8	689.3	615.8	-10.7%	1.1%
Adjustment of technical reserves	(362.2)	(268.7)	(100.8)	-62.5%	-25.8%
Net claims and benefits incurred	(720.3)	(700.3)	(794.1)	13.4%	-2.8%
Other expenses	(1,837.5)	(1,978.3)	(1,910.7)	-3.4%	7.7%
Income before translation result and income tax	1,541.9	1,925.7	356.3	-81.5%	24.9%
Translation result	(35.0)	17.8	(45.7)	n.m.	n.m.
Income tax	(415.5)	(493.3)	72.9	n.m.	18.7%
Profit for the period	1,091.4	1,450.1	383.5	-73.6%	32.9%
Attributable to IFS' shareholders	1,084.3	1,441.3	383.3	-73.4%	32.9%
EPS	9.85	12.80	3.32
ROAE	16.6%	18.3%	4.5%
ROAA	1.8%	2.1%	0.5%
Efficiency ratio	35.7%	34.4%	32.2%

Net interest and similar income grew due to increases in interest on investments at Interseguro and incremental dividends received from investments at Inteligo. At Interbank, net interest and similar income remained relatively stable when compared to 2019.

Impairment loss on loans, net of recoveries increased more than three-fold in 2020 compared to the previous year. The increase in provision expenses was mainly explained by the adjustments of the bank’s expected loss models to address the impact of the COVID-19 pandemic, as well as by a base effect related to (i) the reversion of payroll deduction loan provisions for S/ 38.8 million in 2Q19, and (ii) the reversion of loan loss provisions for S/ 104.1 million in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers.

The reduction in net fee income from financial services was mainly due to lower commissions from credit card services, maintenance and mailing of accounts, transfer fees and commissions on debit card services at Interbank.

Other income grew as a result of positive performance across all three subsidiaries, particularly from net gain on sale of securities at Interseguro and positive mark-to-market valuations on investments at Inteligo.

Total premiums earned less claims and benefits were S/ -279.1 million in 2020, slightly better than the S/ -279.6 million reported in 2019. The annual performance was due to a S/ 167.9 million decrease in adjustment of technical reserves, partially offset by S/ 93.8 million growth in net claims and benefits incurred and a S/ 73.6 million reduction in net premiums.

The reduction in other expenses was mostly attributed to lower salaries and employee benefits, as well as marketing and credit card expenses, both at Interbank, in addition to lower administrative expenses at Interseguro. These reductions were driven by cost containment measures implemented to offset the impacts of the COVID-19 pandemic on revenues.

The efficiency ratio was 32.2% in 2020, an improvement compared to the 34.4% registered in 2019. However, excluding (i) the one-off impact of a liability management transaction on financial expense for S/ 42.3 million in 2019; and (ii) the impact on interest income of the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 185.0 million in 2020, the efficiency ratio would have improved from 34.2% in 2019 to 31.1% in 2020.

Intercorp Financial Services’ Statement of financial position

S/ million	12.31.19	09.30.20	12.31.20	%chg 12.31.20/ 09.30.20	%chg 12.31.20/ 12.31.19
Assets
Cash and due from banks and inter-bank funds	11,213.9	17,573.1	18,783.6	6.9%	67.5%
Financial investments	19,072.7	22,787.9	24,277.1	6.5%	27.3%
Loans, net of unearned interest	38,531.6	43,962.9	43,504.3	(1.0)%	12.9%
Impairment allowance for loans	(1,394.8)	(3,116.5)	(2,984.9)	(4.2)%	n.m.
Property, furniture and equipment, net	950.9	875.0	844.4	(3.5)%	(11.2)%
Other assets	3,187.9	3,930.0	3,811.5	(3.0)%	19.6%
Total assets	71,562.3	86,012.4	88,236.0	2.6%	23.3%
Liabilities and equity
Deposits and obligations	38,093.2	45,208.9	47,149.3	4.3%	23.8%
Due to banks and correspondents and inter-bank funds	4,148.8	10,555.0	9,689.8	(8.2)%	n.m.
Bonds, notes and other obligations	6,890.3	7,696.1	7,778.8	1.1%	12.9%
Insurance contract liabilities	11,426.6	11,896.6	12,501.7	5.1%	9.4%
Other liabilities	2,099.9	2,320.6	2,162.5	(6.8)%	3.0%
Total liabilities	62,658.8	77,677.2	79,282.1	2.1%	26.5%
Equity, net
Equity attributable to IFS' shareholders	8,856.9	8,291.7	8,908.1	7.4%	0.6%
Non-controlling interest	46.6	43.5	45.8	5.4%	(1.6)%
Total equity, net	8,903.4	8,335.2	8,953.9	7.4%	0.6%
Total liabilities and equity net	71,562.3	86,012.4	88,236.0	2.6%	23.3%

4Q20 Performance

Intercorp Financial Services’ net profit was S/ 377.4 million in 4Q20, a S/ 58.9 million increase QoQ, or 18.5%, but a S/ 35.4 million decrease YoY, or 8.6%.

It is worth noting that IFS’ profits in the comparing periods were affected by (i) the reversion of loan loss provisions for S/ 73.4 million after taxes in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers; (ii) the one-off impact of a liability management transaction on financial expense for S/ 29.0 million after taxes in 4Q19; and (iii) the impact on interest

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income of the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 20.1 million after taxes in 3Q20 and S/ 14.0 million after taxes in 4Q20.

IFS annualized ROAE was 17.5% in 4Q20, higher than the 15.8% registered in 3Q20, but still below the 19.0% annualized ROAE reported in 4Q19. However, excluding the previously mentioned one-off impact of a liability management transaction in 4Q19 and the effects of the modification of contractual cash flows due to the loan rescheduling schemes offered to customers in 3Q20 and 4Q20, ROAE was 20.3% in 4Q19, 16.7% in 3Q20 and 18.1% in 4Q20.

Intercorp Financial Services’ P&L statement

S/ million	4Q19	3Q20	4Q20	%chg QoQ	%chg YoY
Interest and similar income	1,249.9	1,186.1	1,187.2	0.1%	(5.0)%
Interest and similar expenses	(390.0)	(279.4)	(266.5)	(4.6)%	(31.7)%
Net interest and similar income	859.9	906.6	920.7	1.6%	7.1%
Impairment loss on loans, net of recoveries	(147.9)	(463.3)	(327.5)	(29.3)%	n.m.
Recovery (loss) due to impairment of financial investments	(8.3)	(2.8)	22.3	n.m.	n.m.
Net interest and similar income after impairment loss	703.7	440.6	615.5	39.7%	(12.5)%
Fee income from financial services, net	250.3	174.7	185.9	6.5%	(25.7)%
Other income	181.9	267.8	282.3	5.4%	55.2%
Total premiums earned minus claims and benefits	(74.4)	(63.3)	(89.7)	41.7%	20.4%
Net Premiums	164.6	139.6	178.4	27.7%	8.3%
Adjustment of technical reserves	(57.9)	9.5	(53.5)	n.m.	(7.6)%
Net claims and benefits incurred	(181.1)	(212.4)	(214.5)	1.0%	18.4%
Other expenses	(513.9)	(446.7)	(536.8)	20.2%	4.5%
Income before translation result and income tax	547.6	373.1	457.2	22.5%	(16.5)%
Translation result	12.5	(12.5)	(3.7)	(70.7)%	n.m.
Income tax	(147.3)	(42.1)	(76.1)	80.9%	(48.4)%
Profit for the period	412.8	318.5	377.4	18.5%	(8.6)%
Attributable to IFS' shareholders	410.3	317.4	376.0	18.5%	(8.4)%
EPS	3.55	2.75	3.26
ROAE	19.0%	15.8%	17.5%
ROAA	2.3%	1.5%	1.7%
Efficiency ratio	34.3%	28.1%	31.8%

Quarter-on-quarter performance

Profits increased 18.5% QoQ due to lower impairment loss on loans and a recovery in fees at Interbank, in addition to increases in net interest and similar income at Inteligo and Interseguro, and higher other income at Inteligo. These effects were partially offset by higher other expenses across all subsidiaries, as well as by negative adjustment of technical reserves at Interseguro and a higher income tax payment at Interbank.

Net interest and similar income increased S/ 14.1 million, or 1.6% QoQ, mainly due to incremental dividends received from investments at Inteligo and Interseguro, as well as higher fixed-income investment returns at Interseguro. These effects were partially offset by a reduction in net interest and similar income at Interbank, driven by lower interest on loans.

Impairment loss on loans decreased 29.3% QoQ, mainly due to lower provision requirements in both retail and commercial loan books at Interbank.

Net fee income from financial services increased S/ 11.2 million, or 6.5% QoQ, mainly explained by higher commissions from banking services, maintenance and mailing of accounts, transfer fees and commissions on debit and credit card services, all at Interbank.

Other income increased S/ 14.5 million, or 5.4% QoQ, mainly attributable to positive mark-to-market valuations on Inteligo’s proprietary investment portfolio. This was partially compensated by reductions in net gain on sale of financial investments at Interbank and Interseguro, and in valuation gain from investment property at Interseguro.

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Total premiums earned minus claims and benefits at Interseguro showed a quarterly reduction of S/ 26.4 million, mainly explained by the constitution of S/ 53.5 million of technical reserves in 4Q20, compared to a S/ 9.5 million release in 3Q20. This effect was partially offset by S/ 38.8 million growth in net premiums.

Other expenses increased S/ 90.1 million, or 20.2% QoQ, mainly attributed to (i) a S/ 35.2 million effect of higher profit sharing due to the accounting of non-tax deductible voluntary provisions under local GAAP accounting standards at Interbank, (ii) the regularization in the rescue of life insurance policies at Interseguro; and (iii) the provisioning of variable compensation for the year at Inteligo.

IFS effective tax rate grew, from 11.7% in 3Q20 to 16.8% in 4Q20, mainly attributed to a higher effective tax rate at Interbank.

Year-on-year performance

Profits decreased 8.6% YoY mainly due to higher impairment loss on loans at Interbank, in addition to reductions in net fee income from financial services at all subsidiaries. Moreover, higher other expenses at all three business segments and net claims and benefits incurred at Interseguro also contributed to the YoY reduction in bottom-line. These factors were partially compensated by increases in other income and in net interest and similar income, both across all subsidiaries. Additionally, a lower effective tax rate at IFS also contributed to offset the annual reduction in earnings.

Net interest and similar income increased S/ 60.8 million, or 7.1% YoY, mainly due to lower interest expense on deposits and obligations, and on bonds, notes and other obligations, both at Interbank. Additionally, a higher return on Interseguro’s fixed income portfolio and strong results on Inteligo’s proprietary investment portfolio, also contributed to the annual growth in net interest and similar income.

Impairment loss on loans grew more than two-fold YoY, explained by higher provision requirements in credit cards, payroll deduction loans and cash loans, as well as in the medium-sized segment of the commercial loan book. All this was mainly attributed to the adjustments of the bank’s expected loss models to address the impact of the COVID-19 pandemic. It is worth noting that the YoY growth was also explained by a base effect related to the reversion of loan loss provisions in the banking segment for S/ 104.1 million in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers.

Net fee income from financial services decreased S/ 64.4 million, or 25.7% YoY, mainly due to lower commissions from credit card services, banking services, and fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, all at Interbank. Additionally, lower fund management fees at Inteligo also contributed to the annual reduction in net fee income from financial services.

Other income increased S/ 100.4 million, or 55.2% YoY, mainly due to positive mark-to-market valuations on proprietary portfolio investments at Inteligo, and net gain on financial assets at fair value at both Interseguro and Interbank.

On a yearly basis, total premiums earned minus claims and benefits at Interseguro decreased S/ 15.3 million explained by S/ 33.4 million higher net claims and benefits incurred, partially offset by a S/ 13.8 million increase in net premiums and a S/ 4.4 million reduction in adjustment of technical reserves.

Other expenses increased S/ 22.9 million, or 4.5% YoY, mainly due to (i) a S/ 35.2 million effect of higher profit sharing due to the accounting of non-tax deductible voluntary provisions under local GAAP accounting standards at Interbank, (ii) the regularization in the rescue of life insurance policies at Interseguro; and (iii) the provisioning of variable compensation for the year at Inteligo.

IFS effective tax rate decreased, from 26.3% in 4Q19 to 16.8% in 4Q20, mainly attributed to higher tax-exempt profits from Inteligo and Interseguro.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Interbank, Interseguro and Inteligo to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

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Intercorp Financial Services’ Profit by segment

S/ million	4Q19	3Q20	4Q20	%chg QoQ	%chg YoY
Interbank	337.5	146.7	193.8	32.1%	(42.6)%
Interseguro	34.7	66.5	37.7	(43.4)%	8.7%
Inteligo	69.6	110.5	154.7	39.9%	n.m.
Corporate and eliminations	(29.0)	(5.3)	(8.7)	65.6%	(69.8)%
IFS profit for the period	412.8	318.5	377.4	18.5%	(8.6)%

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Interbank

SUMMARY

2020 Performance

Interbank posted almost break-even results in 2020, compared to profits of S/ 1,228.5 million in the previous year. The yearly performance was mainly attributed to a more than three-fold increase in impairment loss on loans and a S/ 207.3 million decrease in net fee income from financial services. These effects were partially offset by a reversal of the income tax payment and a S/ 78.0 million reduction in other expenses.

It is worth mentioning that Interbank’s results in the comparing periods were affected by (i) the gain on sale of Interfondos, Interbank’s former mutual funds subsidiary, to Inteligo for S/ 32.4 million after taxes in 1Q19; (ii) the reversion of payroll deduction loan provisions for S/ 27.4 million after taxes in 2Q19; (iii) the reversion of loan loss provisions for S/ 73.4 million after taxes in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers; (iv) the one-off impact of a liability management transaction on financial expense for S/ 29.0 million after taxes in 4Q19; and (v) the impact on interest income of the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 130.4 million after taxes during 2020.

Interbank’s ROAE excluding the effect of the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 2020 was 2.0%.

Banking Segment’s P&L Statement

S/ million	2018	2019	2020	%chg 20/19	%chg 19/18
Interest and similar income	3,559.1	4,074.0	3,836.4	(5.8)%	14.5%
Interest and similar expense	(1,067.7)	(1,290.1)	(1,053.4)	(18.3)%	20.8%
Net interest and similar income	2,491.4	2,783.9	2,783.1	(0.0)%	11.7%
Impairment loss on loans, net of recoveries	(660.9)	(750.8)	(2,393.9)	n.m.	13.6%
Recovery (loss) due to impairment of financial investments	(0.1)	0.0	0.2	n.m.	n.m.
Net interest and similar income after impairment loss	1,830.5	2,033.2	389.3	(80.9)%	11.1%
Fee income from financial services, net	759.5	827.1	619.8	(25.1)%	8.9%
Other income	309.7	434.3	444.1	2.3%	40.2%
Other expenses	(1,502.7)	(1,611.5)	(1,533.5)	(4.8)%	7.2%
Income before translation result and income tax	1,397.0	1,683.1	(80.2)	n.m.	20.5%
Translation result	(10.2)	(5.6)	(6.0)	6.7%	(45.2)%
Income tax	(375.9)	(449.0)	80.5	n.m.	19.4%
Profit for the period	1,010.9	1,228.5	(5.7)	n.m.	21.5%
ROAE	20.2%	21.2%	n.m.
Efficiency ratio	40.9%	38.9%	38.6%
NIM	5.5%	5.6%	4.6%
NIM on loans	9.0%	8.7%	7.8%

Net interest and similar remained relatively stable as a 5.8% decrease in interest and similar income was compensated by a 18.3% reduction in interest and similar expense.

The lower interest and similar income was due to reductions of 74.5% in interest on due from banks and inter-bank funds, and 5.0% in interest on loans, partially offset by 14.8% growth in interest on financial investments.

Interest on due from banks and inter-bank funds decreased S/ 80.1 million, or 74.5%, explained by a 90 basis point reduction in the average yield, partially compensated by 43.4% growth in the average volume. On one hand, the decrease in the nominal average rate was mainly related to lower returns on deposits and reserve funds at the Central Bank. On the other hand, the increase in the average volume was explained by higher deposits and reserve funds at the Central Bank, partially offset by a lower average balance of inter-bank funds.

Interest on loans decreased S/ 188.4 million, or 5.0%, due to a 190 basis point reduction in the average rate, partially offset by a 14.9% higher average volume. However, excluding the previously mentioned impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 2020, interest on loans would have remained relatively stable YoY.

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The lower average rate on loans, from 10.9% in 2019 to 9.0% in 2020, was due to yield reductions in all client segments. In retail loans rates decreased on credit cards, other consumer loans and mortgages. In the commercial portfolio, rates decreased on all types of loans. It is worth mentioning that, as a result of the loan rescheduling carried out as part of the measures implemented to deal with the COVID-19 pandemic, a portion of the interest on loans to be recorded between April and December 2020 was rescheduled, affecting the average yield on loans in 2020. Additionally, the incidence of the low-return loans offered to several commercial clients as part of the Reactiva Peru Program also had an impact on the average rate on loans.

The higher average volume of loans was attributed to growth of 26.4% in commercial loans and 5.3% in retail loans. In the commercial portfolio, the higher average volume was mainly due to a 41.7% increase in short and medium-term loans, attributed to the disbursement of loans under the Reactiva Peru Program, despite lower balances of leasing operations and trade finance loans. In the retail portfolio, average volumes grew due to increases of 9.0% in mortgages and 4.3% in payroll deduction loans, while the average balance of credit cards slightly decreased.

Interest on financial investments increased S/ 30.9 million, or 14.8%, due to 34.8% growth in the average volume, partially offset by a 50 basis point reduction in the average yield. The increase in the average volume was mainly the result of higher average balances of sovereign bonds and global bonds. The decrease in the nominal average rate, from 3.8% in 2019 to 3.3% in 2020, was mainly explained by lower returns on global bonds, sovereign bonds, Central Bank Certificates of Deposits (CDBCR) and corporate bonds from non-financial institutions.

As a result of the above, the nominal average yield on interest-earning assets decreased 190 basis points, from 8.2% in 2019 to 6.3% in 2020. However, excluding the impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic, the nominal average yield on interest-earning assets would have decreased 160 basis points YoY, from 8.2% in 2019 to 6.6% in 2020.

The 18.3% lower interest and similar expense was due to reductions of 24.4% in interest on deposits and obligations, and 17.2% in interest on bonds, notes and other obligations, partially offset by a 4.9% increase in interest on due to banks and correspondents.

Interest on deposits and obligations decreased S/ 173.2 million, or 24.4%, explained by an 80 basis point reduction in the average cost, from 2.1% in 2019 to 1.3% in 2020, partially offset by 19.8% growth in the average volume. The lower average cost was due to reductions in rates paid to institutional, commercial and retail deposits. Growth in volumes came across all client segments. By currency, average balances of soles-denominated deposits increased 27.8% while average dollar-denominated deposits grew 5.8%.

The reduction in interest on bonds, notes and other obligations was explained by: (i) a base effect from the execution of an optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds in 4Q19, which implied a non-recurring financial expense of S/ 42.3 million in such quarter, as these bonds were being negotiated above its face value (above par); (ii) higher efficiencies in this component of interest-bearing liabilities, associated with liability management transactions executed throughout 2020, such as the redemption of international hybrid bonds in April 2020 followed by the issuance of a new international subordinated bond in July 2020; and (iii) the maturity of Certificates of Deposit for S/ 150 million in March 2020. Excluding the expense of the optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds, interest on bonds, notes and other obligations would have decreased 7.9% YoY.

Interest on due to banks and correspondents grew as a result of 83.5% growth in the average volume, partially compensated by a 180 basis point reduction in the average cost, from 4.2% in 2019 to 2.4% in 2020. On one hand, the increase in the average volume was due to higher funding provided by the Central Bank, related to the bank’s participation in the Reactiva Peru Program. On the other hand, the reduction in the average cost was explained by lower rates paid to all types of funding, especially inter-bank funds and that provided by the Central Bank.

The average cost of funding decreased 100 basis points, from 3.0% in 2019 to 2.0% in 2020, in line with the lower implicit cost of all interest-bearing liabilities. Excluding the expense of the optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds, the average cost of funding would have decreased 90 basis points, from 2.9% in 2019 to 2.0% in 2020.

As a result of the above, net interest margin was 4.6% in 2020, 100 basis points lower than the 5.6% reported in 2019. However, excluding (i) the expense of the optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds in 2019, and (ii) the impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 2020, net interest margin would have decreased 80 basis points YoY, from 5.7% in 2019 to 4.9% in 2020.

Impairment loss on loans, net of recoveries increased more than three-fold in 2020 compared to the previous year. The increase in provision expenses was mainly related to the adjustments of the bank’s expected loss models to address the impact of the COVID-19

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pandemic, as well as to a base effect related to (i) the reversion of payroll deduction loan provisions for S/ 38.8 million in 2Q19, and (ii) the reversion of loan loss provisions for S/ 104.1 million in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers.

The S/ 207.3 million, or 25.1%, decrease in net fee income from financial services was mainly attributable to lower commissions from credit card services, maintenance and mailing of accounts, transfer fees and commissions on debit card services.

Other income grew S/ 9.8 million, or 2.3%, mainly due to increases in net gain on sale of financial investments, and in net gain of foreign exchange transactions and on financial assets at fair value through profit or loss.

Other expenses decreased S/ 78.0 million, or 4.8%, mainly as a result of lower salaries and employee benefits, as well as marketing and credit card expenses, all driven by cost containment measures implemented to offset the impacts of the COVID-19 pandemic on revenues.

The efficiency ratio was 38.6% in 2020, an improvement compared to the 38.9% registered in 2019. However, excluding (i) the gain on sale of Interfondos, Interbank’s former mutual funds subsidiary, to Inteligo for S/ 52.6 million in 2019, (ii) the one-off impact of a liability management transaction on financial expense for S/ 42.3 million in 2019, and (iii) the impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 185.0 million in 2020, the efficiency ratio would have improved from 39.0% in 2019 to 36.8% in 2020.

Results before translation result and income tax were S/ -80.2 million in 2020, a loss which was then almost completely offset by a reversal of the income tax payment. As a result of the above, net results for the period were S/ -5.7 million in 2020 compared to profits of S/ 1,228.5 million in 2019. Excluding the previously mentioned impact from the modification of contractual cash flows, Interbank’s profits would have reached S/ 124.8 million in 2020.

4Q20 Performance

Interbank’s profits were S/ 193.8 million in 4Q20, an increase of S/ 47.1 million QoQ, or 32.1%, but a decrease of S/ 143.7 million YoY, or 42.6%. The quarterly result was mainly attributed to a S/ 135.6 million reduction in impairment loss on loans and a S/ 10.2 million growth in net fee income from financial services. These effects were partially offset by increases of S/ 46.8 million in other expenses and S/ 32.2 million in tax payments, as well as by a S/ 14.8 million decrease in net interest and similar income.

The annual performance in net profit was mainly due to a S/ 179.7 million growth in impairment loss on loans and a S/ 56.4 million reduction in net fee income from financial services. These effects were partially compensated by a lower effective tax rate and a S/ 28.8 million increase in net interest and similar income.

It is worth mentioning that Interbank’s results in the comparing periods were affected by (i) the reversion of loan loss provisions for S/ 73.4 million after taxes in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers; (ii) the one-off impact of a liability management transaction on financial expense for S/ 29.0 million after taxes in 4Q19; and (iii) the impacts on interest income of the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 20.1 million after taxes in 3Q20 and S/ 14.0 million after taxes in 4Q20.

Interbank’s ROAE was 12.8% in 4Q20, an improvement compared to the 10.1% registered in 3Q20, but still lower than the 21.8% reported in 4Q19. Excluding the one-off impact of the liability management transaction in 4Q19 and the impacts from the modification of contractual cash flows in 3Q20 and 4Q20, ROAE for such periods would have resulted in 23.6%, 11.5% and 13.7%, respectively.

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Banking Segment’s P&L Statement

S/ million	4Q19	3Q20	4Q20	%chg QoQ	%chg YoY
Interest and similar income	1,051.7	987.0	959.2	(2.8)%	(8.8)%
Interest and similar expense	(353.2)	(244.8)	(231.9)	(5.3)%	(34.3)%
Net interest and similar income	698.5	742.1	727.3	(2.0)%	4.1%
Impairment loss on loans, net of recoveries	(147.9)	(463.2)	(327.6)	(29.3)%	n.m.
Recovery (loss) due to impairment of financial investments	0.0	(0.1)	0.3	n.m.	n.m.
Net interest and similar income after impairment loss	550.6	278.8	400.1	43.5%	(27.3)%
Fee income from financial services, net	219.7	153.1	163.3	6.7%	(25.7)%
Other income	107.3	119.7	112.5	(6.0)%	4.8%
Other expenses	(413.1)	(367.3)	(414.1)	12.7%	0.2%
Income before translation result and income tax	464.5	184.3	261.8	42.0%	(43.6)%
Translation result	(3.3)	(3.0)	(1.2)	(60.8)%	(64.8)%
Income tax	(123.7)	(34.6)	(66.8)	93.0%	(46.0)%
Profit for the period	337.5	146.7	193.8	32.1%	(42.6)%
ROAE	21.8%	10.1%	12.8%
Efficiency ratio	39.2%	35.2%	39.7%
NIM	5.4%	4.6%	4.3%
NIM on loans	8.5%	8.0%	7.7%

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 65,545.9 million as of December 31, 2020, an increase of 2.4% QoQ and 28.6% YoY.

The quarterly growth in interest-earning assets was attributed to increases of 8.5% in cash and due from banks and inter-bank funds, and 5.9% in financial investments, partially offset by a 0.9% decrease in loans. Growth in cash and due from banks and inter-bank funds was mainly due to higher deposits at the Central Bank. The increase in financial investments was mainly a result of higher balances of sovereign bonds, CDBCR and global bonds, partially compensated by reductions in corporate bonds from financial and non-financial institutions.

The YoY increase in interest-earning assets was attributed to growth of 79.5% in cash and due from banks and inter-bank funds, 60.8% in financial investments, and 9.4% in loans. Growth in cash and due from banks and inter-bank funds resulted mainly from higher deposits at the Central Bank, while the increase in financial investments, from higher volumes of sovereign bonds and global bonds.

Interest-earning assets

S/ million	12.31.19	09.30.20	12.31.20	%chg 12.31.20/ 09.30.20	%chg 12.31.20/ 12.31.19
Cash and due from banks and inter-bank funds	9,870.9	16,338.4	17,720.5	8.5%	79.5%
Financial investments	5,574.5	8,470.4	8,966.3	5.9%	60.8%
Loans	35,512.5	39,222.8	38,859.0	(0.9)%	9.4%
Total interest-earning assets	50,957.9	64,031.6	65,545.9	2.4%	28.6%

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Loan portfolio

S/ million	12.31.19	09.30.20	12.31.20	%chg 12.31.20/ 09.30.20	%chg 12.31.20/ 12.31.19
Performing loans
Retail	19,161.2	18,272.0	17,837.1	(2.4)%	(6.9)%
Commercial	16,304.5	22,269.3	21,914.2	(1.6)%	34.4%
Total performing loans	35,465.7	40,541.2	39,751.3	(1.9)%	12.1%
Restructured and refinanced loans	251.2	272.8	287.1	5.3%	14.3%
Past due loans	943.2	1,147.0	1,405.2	22.5%	49.0%
Total gross loans	36,660.1	41,961.0	41,443.6	(1.2)%	13.0%
Add (less)
Accrued and deferred interest	247.1	378.0	400.1	5.8%	61.9%
Impairment allowance for loans	(1,394.7)	(3,116.2)	(2,984.7)	(4.2)%	n.m.
Total direct loans, net	35,512.5	39,222.8	38,859.0	(0.9)%	9.4%

The QoQ and YoY evolution in the loan portfolio was mostly explained by disbursements and prepayments of commercial loans under the Reactiva Peru Program. As of December 31, 2020, these loans amounted S/ 6,616.5 million, compared to a balance of S/ 6,709.4 million as of September 30, 2020.

Performing loans decreased 1.9% QoQ due to reductions of 2.4% in retail loans and 1.6% in commercial loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, performing loans and commercial loans would have decreased 2.1% and 1.7% QoQ, respectively.

The quarterly decrease in retail loans was due to reductions of 11.4% in credit cards and 6.9% in other consumer loans, partially offset by growth of 3.2% in mortgages and 0.6% in payroll deduction loans. The reduction in other consumer loans was explained by lower cash loans and vehicle loans, while the increase in mortgages, by higher demand in both traditional and MiVivienda products.

The QoQ decrease in commercial loans was mainly explained by lower short and medium-term lending, mostly to small-sized and corporate segments, as well as by a reduction of trade finance loans in the corporate segment. These effects were partially offset by higher short and medium-term lending to the medium-sized segment.

Performing loans grew 12.1% YoY explained by a 34.4% increase in commercial loans, partially compensated by a 6.9% reduction in retail loans. Excluding the effect of the Reactiva Peru Program, performing loans and commercial loans would have decreased 6.6% and 6.2% YoY, respectively.

The annual growth in commercial loans was mainly explained by higher short and medium-term lending in the corporate segment.

The YoY decrease in retail loans was due to reductions of 26.1% in credit cards and 12.9% in other consumer loans, partially compensated by increases of 6.6% in mortgages and 0.4% in payroll deduction loans. The reduction in other consumer loans was a result of lower cash loans and vehicle loans, while growth in mortgages was due to higher demand in both traditional and MiVivienda products.

It is worth mentioning that, as of December 31, 2020, and in line with the measures implemented to help our customers to overcome the impacts from the COVID-19 pandemic, 400 thousand clients had their loans rescheduled, out of which approximately 385 thousand were retail clients and around 14 thousand, commercial clients. Loans that were subject to some kind of rescheduling represented S/ 10.5 billion or 25.2% of our total portfolio. Of these, S/ 7.5 billion were retail loans (39.1% of total retail loans), and the remaining S/ 3.0 billion were commercial loans (13.2% of total commercial loans).

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Breakdown of retail loans

S/ million	12.31.19	09.30.20	12.31.20	%chg 12.31.20/ 09.30.20	%chg 12.31.20/ 12.31.19
Consumer loans:
Credit cards	5,870.0	4,895.4	4,339.5	(11.4)%	(26.1)%
Payroll deduction loans	4,302.4	4,292.5	4,318.9	0.6%	0.4%
(1) Other consumer	2,062.7	1,928.7	1,796.1	(6.9)%	(12.9)%
Total consumer loans	12,235.1	11,116.6	10,454.6	(6.0)%	(14.6)%
Mortgages	6,926.0	7,155.4	7,382.5	3.2%	6.6%
Total retail loans	19,161.2	18,272.0	17,837.1	(2.4)%	(6.9)%
(1)	Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	12.31.19	09.30.20	12.31.20	%chg 12.31.20/ 09.30.20	%chg 12.31.20/ 12.31.19
Deposits and obligations	35,577.8	42,538.2	44,576.8	4.8%	25.3%
Due to banks and correspondents and inter-bank funds	3,831.4	10,254.6	9,388.1	(8.4)%	n.m.
Bonds, notes and other obligations	5,805.5	6,412.2	6,491.9	1.2%	11.8%
Total	45,214.6	59,205.0	60,456.9	2.1%	33.7%
% of funding
Deposits and obligations	78.7%	71.9%	73.7%
Due to banks and correspondents and inter-bank funds	8.5%	17.3%	15.6%
Bonds, notes and other obligations	12.8%	10.8%	10.7%

Interbank's funding base continued to expand on strong deposits growth and inflows of long-term debt provided by the Central Bank, associated with the bank’s active involvement in the auctions of funds for the Reactiva Peru Program. As of December 31, 2020, the balance of such special funding was S/ 5,887.9 million, compared to S/ 5,713.6 million as of September 30, 2020.

The bank’s total funding base increased 2.1% QoQ, slightly below the performance of interest-earning assets. This was explained by growth of 4.8% in deposits and obligations, and 1.2% in bonds, notes and other obligations, partially offset by an 8.4% reduction in due to banks and correspondents and inter-bank funds. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have increased 2.0% QoQ, while due to banks and correspondents and inter-bank funds would have decreased 22.9%.

The quarterly increase in deposits and obligations was mainly due to growth of 24.8% in institutional deposits and 6.4% in retail deposits, partially compensated by a 4.7% decrease in commercial deposits.

The QoQ growth in bonds, notes and other obligations was mainly attributable to a 0.7% depreciation of the foreign exchange rate with respect to 3Q20.

The quarterly decrease in due to banks and correspondents and inter-bank funds was due to lower funding from correspondent banks abroad, partially offset by higher funding from COFIDE.

The bank’s total funding base grew 33.7% YoY, above the annual growth in interest-earning assets, and was explained by increases of more than two-fold in due to banks and correspondents and inter-bank funds, 25.3% in deposits and obligations, and 11.8% in bonds, notes and other obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have increased 20.7% YoY, but due to banks and correspondents and inter-bank funds would have decreased 8.6%.

The YoY increase in due to banks and correspondents and inter-bank funds was the result of higher long-term funding from the Central Bank, associated with the bank’s participation in the auctions of funds for the Reactiva Peru Program. Higher funding from COFIDE also contributed to growth in due to banks and correspondents and inter-bank funds when compared to 4Q19. These effects were partially offset by a lower funding from correspondent banks abroad.

12

The annual growth in deposits and obligations was mainly explained by increases of 30.2% in retail deposits, 25.4% in commercial deposits, and 15.8% in institutional deposits.

The YoY increase in bonds, notes and other obligations was mainly attributable to the placement in the international market of a US$ 300 million subordinated bond in June 2020, in addition to a 9.3% depreciation of the foreign exchange rate with respect to 4Q19. It is worth mentioning that these effects were partially compensated by the execution of an optional redemption of the prevailing hybrid bonds “8.50% Junior Subordinated Notes due 2070” for US$ 200 million in April 2020.

As of December 31, 2020, the proportion of deposits and obligations to total funding was 73.7%, lower than the 78.7% reported as of December 31, 2019. Likewise, the proportion of institutional deposits to total deposits decreased from 19.1% as of December 31, 2019 to 17.7% as of December 31, 2020.

Breakdown of deposits

S/ million	12.31.19	09.30.20	12.31.20	%chg 12.31.20/ 09.30.20	%chg 12.31.20/ 12.31.19
By customer service:
Retail	15,981.9	19,561.2	20,810.5	6.4%	30.2%
Commercial	12,366.7	16,272.8	15,502.8	(4.7)%	25.4%
Institutional	6,806.4	6,313.7	7,880.5	24.8%	15.8%
Other	422.7	390.5	383.0	(1.9)%	(9.4)%
Total	35,577.8	42,538.2	44,576.8	4.8%	25.3%
By type:
Demand	10,979.6	13,801.8	12,726.3	(7.8)%	15.9%
Savings	11,384.9	16,067.0	17,852.3	11.1%	56.8%
Time	13,207.0	12,655.4	13,992.2	10.6%	5.9%
Other	6.2	14.0	6.0	(56.9)%	(3.0)%
Total	35,577.8	42,538.2	44,576.8	4.8%	25.3%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	4Q19	3Q20	4Q20	%chg QoQ		%chg YoY
Interest and similar income	1,051.7	987.0	959.2	(2.8)%		(8.8)%
Interest and similar expense	(353.2)	(244.8)	(231.9)	(5.3)%		(34.3)%
Net interest and similar income	698.5	742.1	727.3	(2.0)%		4.1%
NIM	5.4%	4.6%	4.3%	-30	bps	-110	bps

Interest and similar income

S/ million	4Q19	3Q20	4Q20	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	24.0	3.9	5.5	39.5%		(77.1)%
Financial investments	49.7	64.8	64.7	(0.2)%		30.2%
Loans	978.1	918.2	889.0	(3.2)%		(9.1)%
Total Interest and similar income	1,051.7	987.0	959.2	(2.8)%		(8.8)%
Average interest-earning assets	51,372.6	64,491.4	67,839.2	5.2%		32.1%
Average yield on assets (annualized)	8.2%	6.1%	5.7%	-40	bps	-250	bps

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Interest and similar expense

S/ million	4Q19	3Q20	4Q20	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(178.3)	(113.6)	(101.9)	(10.3)%		(42.8)%
Due to banks and correspondents and inter-bank funds	(39.5)	(45.5)	(41.4)	(8.9)%		4.9%
Bonds, notes and other obligations	(135.4)	(85.7)	(88.5)	3.3%		(34.6)%
Total Interest and similar expense	(353.2)	(244.8)	(231.9)	(5.3)%		(34.3)%
Average interest-bearing liabilities	45,154.5	57,336.5	59,830.9	4.4%		32.5%
Average cost of funding (annualized)	3.1%	1.7%	1.6%	-10	bps	-150	bps

QoQ Performance

Net interest and similar income decreased 2.0% QoQ due to a 2.8% reduction in interest and similar income, partially offset by a 5.3% decrease in interest and similar expense. However, excluding the impacts from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 28.5 million in 3Q20 and S/ 19.9 million in 4Q20, interest and similar income, and net interest and similar income would have decreased 3.6% and 3.0% QoQ, respectively.

The lower interest and similar income was due to a 3.2% reduction in interest on loans, partially offset by 39.5% growth in interest on due from banks and inter-bank funds. Interest on financial investments remained relatively stable QoQ.

Interest on loans decreased S/ 29.2 million, or 3.2% QoQ, as the result of a 50 basis point reduction in the average yield, partially compensated by 1.7% growth in the average loan portfolio. However, excluding the previously mentioned impacts from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 3Q20 and 4Q20, interest on loans would have decreased 4.0% QoQ.

The lower average rate on loans, from 8.9% in 3Q20 to 8.4% in 4Q20, was explained by a yield reduction of 70 basis points in commercial loans, partially offset by a 20 basis point growth in retail loans. The yield decrease in commercial loans was explained by lower rates in short and medium-term loans, trade finance loans and leasing operations. In the retail portfolio, rates grew in credit cards and payroll deduction loans, partially compensated by lower average yields on other consumer loans and mortgages. It is worth mentioning that, as a result of the loan rescheduling carried out as part of the measures implemented to deal with the COVID-19 pandemic, a portion of the interest on loans to be recorded between April and December 2020 was rescheduled, affecting the average yield on loans in 3Q20 and 4Q20. Additionally, the incidence of the low-return loans offered to several commercial clients as part of the Reactiva Peru Program also had an impact on the average rate on loans.

The higher average volume of loans was attributed to a 4.2% increase in commercial loans, partially offset by a 0.9% decrease in retail loans. In the commercial portfolio, the higher average volume was mostly due to 5.9% growth in short and medium-term loans, partially offset by reductions of 9.3% in trade finance loans and 4.8% in leasing operations. In the retail portfolio, average volumes decreased mainly due to reductions of 5.4% in both credit cards and other consumer loans, partially compensated by increases of 2.6% in mortgages and 0.9% in payroll deduction loans.

Interest on due from banks and inter-bank funds grew S/ 1.6 million, or 39.5% QoQ, explained by 12.9% growth in the average volume, while the nominal average rate remained stable. The increase in the average volume was due to higher deposits and reserve funds at the Central Bank.

Interest on financial investments remained relatively stable as a 20 basis point reduction in the average yield was partially offset by 8.5% growth in the average volume. The decrease in the average yield was due to lower returns on CDBCR, sovereign bonds and corporate bonds from financial institutions, partially compensated by higher returns on corporate bonds from non-financial institutions and global bonds. The increase in the average volume was a consequence of higher investments in sovereign bonds, CDBCR and global bonds, partially offset by lower balances of corporate bonds from financial and non-financial institutions.

The nominal average yield on interest-earning assets decreased 40 basis points QoQ, from 6.1% in 3Q20 to 5.7% in 4Q20, as a consequence of the lower returns on loans and investments. However, excluding the impacts from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic, the nominal average yield on interest-earning assets would have decreased 50 basis points, from 6.3% in 3Q20 to 5.8% in 4Q20.

14

The lower interest and similar expense was due to reductions of 10.3% in interest on deposits and obligations, and 8.9% in interest on due to banks and correspondents, partially compensated by a 3.3% increase in interest on bonds, notes and other obligations.

The quarterly decrease in interest on deposits and obligations was due to a 20 basis point reduction in the average cost, partially compensated by 3.7% growth in the average volume. The decrease in the average cost was due to lower rates paid to institutional and retail deposits, associated with the low interest rate environment. The higher average volume was explained by growth in all segments of deposits. By currency, average balances of dollar-denominated deposits grew 4.0% while average soles-denominated deposits increased 3.6%.

Interest on due to banks and correspondents decreased S/ 4.1 million, or 8.9% QoQ, due to a 30 basis point reduction in the average cost, partially offset by 9.5% growth in the average volume. On one hand, the lower average cost was mainly due to reductions in rates paid to funding provided by the Central Bank in the context of the Reactiva Peru Program. On the other hand, the increase in the average volume was mostly attributed to higher funding from the Central Bank, related to the bank’s participation in the Reactiva Peru Program.

The increase in interest on bonds, notes and other obligations was mainly due to 1.2% growth in the average volume of these obligations, in part explained by a 1.2% depreciation of the average foreign exchange rate with respect to 3Q20.

The average cost of funding decreased 10 basis points QoQ, from 1.7% in 3Q20 to 1.6% in 4Q20, in line with the lower implicit cost of deposits and due to banks and correspondents.

As a result of the above, net interest margin was 4.3% in 4Q20, 30 basis points lower than the 4.6% reported in 3Q20. However, excluding the impacts from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic, net interest margin would have decreased 40 basis points, from 4.8% in 3Q20 to 4.4% in 4Q20.

YoY Performance

Net interest and similar income increased 4.1% YoY due to a 34.3% reduction in interest and similar expense, partially offset by an 8.8% decrease in interest and similar income. However, excluding the impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic for S/ 19.9 million in 4Q20, interest and similar income would have decreased 6.9% YoY, and net interest and similar income would have grown 7.0% YoY.

The lower interest and similar expense was due to reductions of 42.8% in interest on deposits and obligations, and 34.6% in interest on bonds, notes and other obligations, partially offset by a 4.9% increase in interest on due to banks and correspondents.

Interest on deposits and obligations decreased S/ 76.4 million, or 42.8% YoY, explained by a 120 basis point reduction in the average cost, from 2.1% in 4Q19 to 0.9% in 4Q20, partially offset by 25.7% growth in the average volume. The lower average cost was due to reductions in rates paid to institutional, commercial and retail deposits. Growth in volumes came across all client segments. By currency, average balances of soles-denominated deposits increased 30.1% while average dollar-denominated deposits grew 17.1%.

The reduction in interest on bonds, notes and other obligations was explained by: (i) a base effect from the execution of an optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds in 4Q19, which implied a non-recurring financial expense of S/ 42.3 million in such quarter, as these bonds were being negotiated above its face value (above par); (ii) higher efficiencies in this component of interest-bearing liabilities, associated with liability management transactions executed throughout 2020, such as the redemption of international hybrid bonds in April 2020 followed by the issuance of a new international subordinated bond in July 2020; and (iii) the maturity of Certificates of Deposit for S/ 150 million in March 2020. Excluding the expense of the optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds, interest on bonds, notes and other obligations would have decreased 5.0% YoY.

The S/ 1.9 million, or 4.9% YoY, increase in interest on due to banks and correspondents was the result of a more than two-fold growth in the average volume, partially compensated by a 230 basis point reduction in the average cost, from 4.0% in 4Q19 to 1.7% in 4Q20. On one hand, the increase in the average volume was due to higher funding provided by the Central Bank, related to the bank’s participation in the Reactiva Peru Program. On the other hand, the reduction in the average cost was explained by lower rates paid to funding provided by the Central Bank and COFIDE.

15

The average cost of funding decreased 150 basis points YoY, from 3.1% in 4Q19 to 1.6% in 4Q20, in line with the lower implicit cost of all interest-bearing liabilities. However, excluding the expense of the optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds, the average cost of funding would have decreased 120 basis points, from 2.8% in 4Q19 to 1.6% in 4Q20.

The lower interest and similar income was due to reductions of 77.1% in interest on due from banks and inter-bank funds, and 9.1% in interest on loans, partially offset by 30.2% growth in interest on financial investments.

Interest on due from banks and inter-bank funds decreased S/ 18.5 million, or 77.1% YoY, explained by a 90 basis point reduction in the average yield, partially compensated by 71.2% growth in the average volume. On one hand, the decrease in the nominal average rate was mainly related to a lower rate on inter-bank funds, as well as to lower returns on deposits and reserve funds at the Central Bank. On the other hand, the increase in the average volume was explained by higher deposits and reserve funds at the Central Bank, partially offset by a lower average balance of inter-bank funds.

Interest on loans decreased S/ 89.1 million, or 9.1% YoY, due to a 240 basis point reduction in the average yield, partially offset by 16.6% growth in the average volume. However, excluding the previously mentioned impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 4Q20, interest on loans would have decreased 7.1% YoY.

The annual decrease in the average rate on loans, from 10.8% in 4Q19 to 8.4% in 4Q20, was due to reductions of 200 basis points in commercial loans and 120 basis points in retail loans. The decrease in commercial loans was explained by lower rates on all types of loans, while the reduction in the retail portfolio, to lower average yields on other consumer loans and mortgages, partially offset by higher rates on credit cards and payroll deduction loans. It is worth mentioning that, as a result of the loan rescheduling carried out as part of the measures implemented to deal with the COVID-19 pandemic, a portion of the interest on loans to be recorded between April and December 2020 was rescheduled, affecting the average yield on loans in 4Q20. Additionally, the incidence of the low-return loans offered to several commercial clients as part of the Reactiva Peru Program also had an impact on the average rate on loans.

The higher average volume of loans was attributed to 39.4% growth in commercial loans, partially offset by a 2.1% reduction in retail loans. In the commercial portfolio, the higher average volume was mainly due to a 72.0% increase in short and medium-term loans, attributed to the disbursement of loans under the Reactiva Peru Program, despite lower balances of trade finance loans and leasing operations. In the retail portfolio, average volumes decreased mainly due to reductions of 14.8% in credit cards and 1.4% in other consumer loans, partially compensated by increases of 7.0% in mortgages and 1.1% in payroll deduction loans.

Interest on financial investments increased S/ 15.0 million, or 30.2% YoY, due to 64.0% growth in the average volume, partially offset by a 70 basis point reduction in the average yield. The increase in the average volume was the result of higher average balances of sovereign bonds, global bonds and corporate bonds from financial institutions. The decrease in the nominal average rate, from 3.7% in 4Q19 to 3.0% in 4Q20, was explained by lower returns on global bonds, sovereign bonds, CDBCR and corporate bonds from financial institutions.

The nominal average yield on interest-earning assets decreased 250 basis points YoY, from 8.2% in 4Q19 to 5.7% in 4Q20, in line with the lower returns on all components of interest-earning assets. However, excluding the impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic, the nominal average yield on interest-earning assets would have decreased 240 basis points YoY, from 8.2% in 4Q19 to 5.8% in 4Q20.

As a result of the above, net interest margin was 4.3% in 4Q20, 110 basis points lower than the 5.4% reported in 4Q19. However, excluding (i) the expense of the optional redemption of the prevailing “5.75% Senior Notes due 2020” corporate bonds in 4Q19 and (ii) the impact from the modification of contractual cash flows due to the loan rescheduling schemes offered to customers affected by the COVID-19 pandemic in 4Q20, net interest margin would have decreased 140 basis points YoY, from 5.8% in 4Q19 to 4.4% in 4Q20.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries decreased 29.3% QoQ and grew more than two-fold YoY.

The quarterly reduction was due to lower provision requirements in both retail and commercial loan books. In the retail portfolio, the reduction in provisions was mainly driven by credit cards, while in the commercial portfolio, by corporate and SME loans.

The annual increase in provisions was mainly explained by higher requirements in credit cards, payroll deduction loans and cash loans, as well as in the medium-sized segment of the commercial loan book. All this was mainly attributed to the adjustments of the

16

bank’s expected loss models to address the impact of the COVID-19 pandemic. It is worth noting that the YoY growth was also explained by a base effect related to the reversion of loan loss provisions for S/ 104.1 million in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers. Excluding this effect, impairment loss on loans, net of recoveries would have increased 30.0% YoY.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 3.1% in 4Q20, lower than the 4.5% reported in 3Q20, but higher than the 1.7% registered in 4Q19. However, excluding the previously mentioned reversion of provisions, the annualized ratio of impairment loss on loans to average loans would have increased 30 basis points YoY, from 2.8% in 4Q19 to 3.1% in 4Q20.

Impairment loss on loans, net of recoveries

S/ million	4Q19	3Q20	4Q20	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(147.9)	(463.2)	(327.6)	(29.3)%		n.m.
Impairment loss on loans/average gross loans	2.8%	(1) 4.5%	3.1%	-140	bps	30	bps
NPL ratio (at end of period)	2.9%	3.4%	3.6%	20	bps	70	bps
NPL coverage ratio (at end of period)	117.7%	196.5%	181.5%	n.m.		n.m.
Impairment allowance for loans	1,394.7	3,116.2	2,984.7	(4.2)%		n.m.
(1)

Excluding the reversion of loan loss provisions for S/ 104.1 million in 4Q19 due to fine-tuning of IFRS9 models reflecting improved risk profile on customers. Including this effect, cost of risk was 1.7% in such period.

The NPL ratio grew 20 basis points QoQ and 70 basis points YoY, to 3.6%. On one hand, the quarterly growth was due to a 40 basis point increase in retail loans’ NPL, mainly driven by credit cards. On the other hand, the annual growth was explained by a 230 basis point growth in the retail portfolio, partially offset by a 30 basis point reduction in the commercial portfolio.

Furthermore, the NPL coverage ratio was 181.5% as of December 31, 2020, lower than the 196.5% reported as of September 30, 2020, but higher than the 117.7% registered as of December 31, 2019. NPL coverage ratio in credit cards was 270.0% as of December 31, 2020.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services grew S/ 10.2 million QoQ, or 6.7%, mainly explained by increases of S/ 9.9 million in commissions from banking services, S/ 3.6 million in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, and S/ 2.5 million in commissions from credit card services.

Net fee income from financial services decreased S/ 56.4 million YoY, or 25.7%, mainly due to reductions of S/ 33.7 million in commissions from credit card services, S/ 11.8 million in commissions from banking services, and S/ 10.3 million in fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services.

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Fee income from financial services, net

S/ million	4Q19	3Q20	4Q20	%chg QoQ	%chg YoY
Income
Commissions from credit card services	104.4	68.2	70.7	3.7%	(32.3)%
Commissions from banking services	91.4	69.7	79.6	14.2%	(13.0)%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	64.6	50.7	54.3	7.2%	(15.9)%
Fees from indirect loans	13.4	13.3	14.8	11.1%	10.6%
Collection services	10.6	11.4	11.5	0.8%	8.6%
Other	11.5	7.9	10.7	35.3%	(6.9)%
Total income	295.9	221.1	241.6	9.3%	(18.4)%
Expenses
Insurance	(24.6)	(24.3)	(27.2)	11.9%	10.5%
Fees paid to foreign banks	(4.4)	(4.0)	(4.9)	20.9%	10.4%
Other	(47.1)	(39.7)	(46.2)	16.5%	(2.1)%
Total expenses	(76.2)	(68.0)	(78.3)	15.1%	2.7%
Fee income from financial services, net	219.7	153.1	163.3	6.7%	(25.7)%

OTHER INCOME

Other income decreased S/ 7.2 million QoQ, mainly explained by a lower net gain on sale of financial investments, partially offset by an increase in net gain on foreign exchange transactions and on financial assets at fair value through profit or loss.

Other income grew S/ 5.2 million YoY due to increases in net gain on sale of financial investments and net gain on foreign exchange transactions and on financial assets at fair value through profit or loss.

Other income

S/ million	4Q19	3Q20	4Q20		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	77.9	71.0	79.4	(1)	11.8%	2.0%
Net gain on sale of financial investments	2.1	28.3	7.7		(72.9)%	n.m.
Other	27.4	20.4	25.4		24.7%	(7.1)%
Total other income	107.3	119.7	112.5		(6.0)%	4.8%

(1)	Includes S/ 69.7 million of net gain on foreign exchange transactions and S/ 9.7 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

OTHER EXPENSES

Other expenses increased S/ 46.8 million QoQ, or 12.7%, and remained relatively stable YoY.

The quarterly growth in expenses was mainly attributed to a S/ 35.2 million effect of higher profit sharing due to the accounting of non-tax deductible voluntary provisions under local GAAP accounting standards.

The efficiency ratio was 39.7% in 4Q20, compared to the 35.2% reported in 3Q20 and the 39.2% registered in 4Q19. However, excluding the one-off impact of the liability management transaction in 4Q19 and the impacts from the modification of contractual cash flows in 3Q20 and 4Q20, the efficiency ratio would have been 37.7% in 4Q19, 34.2% in 3Q20 and 38.9% in 4Q20.

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Other expenses

S/ million	4Q19	3Q20	4Q20	%chg QoQ		%chg YoY
Salaries and employee benefits	(164.2)	(128.3)	(170.0)	32.5%		3.6%
Administrative expenses	(180.0)	(173.0)	(163.3)	(5.6)%		(9.3)%
Depreciation and amortization	(58.3)	(55.9)	(64.4)	15.2%		10.3%
Other	(10.6)	(10.1)	(16.3)	61.3%		54.1%
Total other expenses	(413.1)	(367.3)	(414.1)	12.7%		0.2%
Efficiency ratio	39.2%	35.2%	39.7%	450	bps	50	bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 17.0% as of December 31, 2020, in line with that reported as of September 30, 2020, but higher than the 15.2% registered as of December 31, 2019.

In 4Q20, regulatory capital slightly decreased 0.3% QoQ. Meanwhile, RWA also decreased 0.4% QoQ due to lower capital requirements for credit risk, given the reductions in retail and commercial loans.

The annual increase in the total capital ratio was due to 13.8% growth in regulatory capital, partially offset by a 1.5% increase in RWA. Regulatory capital increased as a result of the addition of S/ 671.1 million in capital, reserves and earnings with capitalization agreement during the last twelve months, as well as the “4.00% Subordinated Notes due 2030” for US$300 million issued in July 2020. These effects were partially compensated by the execution of an optional redemption of US$ 200 million hybrid bonds in April 2020. The YoY increase in RWA was mostly attributed to loan growth and the higher risk weights applied to intangible assets by disposition of the SBS, with impact on the bank’s increasing digital investments.

As of December 31, 2020, Interbank’s capital ratio of 17.0% was significantly higher than its risk-adjusted minimum capital ratio requirement, established at 10.7%. The minimum regulatory capital ratio requirement was 10.0%, while the additional capital requirement for Interbank was 0.7% as of December 31, 2020. Furthermore, Core Equity Tier 1 (CET1) was 11.5% as of December 31, 2020, slightly below the 11.6% reported as of December 31, 2019.

Regulatory capital

S/ million	12.31.19	09.30.20	12.31.20	%chg 12.31.20/ 09.30.20		%chg 12.31.20/ 12.31.19
Tier I capital	5,721.7	5,932.3	5,930.7	(0.0)%		3.7%
Tier II capital	1,957.6	2,840.2	2,811.5	(1.0)%		43.6%
Total regulatory capital	7,679.3	8,772.6	8,742.1	(0.3)%		13.8%
Risk-weighted assets (RWA)	50,673.8	51,680.2	51,451.8	(0.4)%		1.5%
Total capital ratio	15.2%	17.0%	17.0%	0	bps	180	bps
Tier I capital / RWA	11.3%	11.5%	11.5%	0	bps	20	bps
CET1	11.6%	11.4%	11.5%	10	bps	-10	bps

19

Interseguro

SUMMARY

2020 Performance

Interseguro’s profits reached S/ 141.1 million in 2020, a S/ 10.7 million, or 8.2%, increase compared to the previous year.

The yearly performance was mainly due to increases of S/ 32.7 million in other income, mostly explained by net gain on sale of securities, and S/ 30.9 million in net interest and similar income, as well as to a S/ 12.7 million reduction in other expenses, mainly related to efficiencies implemented during the year. These effects were partially offset by a S/ 36.4 million negative performance in translation result and a S/ 27.6 million higher loss due to impairment of financial investments.

Insurance Segment’s P&L Statement

S/ million	2018	2019	2020	%chg 20/19	%chg 19/18
Interest and similar income	611.0	612.5	655.0	6.9%	0.3%
Interest and similar expenses	(61.1)	(72.5)	(84.0)	15.9%	18.7%
Net Interest and similar income	549.9	540.1	571.0	5.7%	-1.8%
Recovery (loss) due to impairment of financial investments	11.3	(6.2)	(33.8)	n.m.	n.m.
Net Interest and similar income after impairment loss	561.3	533.9	537.2	0.6%	-4.9%
Fee income from financial services, net	(4.6)	(4.0)	(6.1)	52.2%	-13.3%
Other income	67.6	169.0	201.7	19.3%	n.m.
Total premiums earned minus claims and benefits	(400.8)	(279.6)	(279.1)	-0.2%	-30.2%
Net premiums	681.8	689.4	615.8	-10.7%	1.1%
Adjustment of technical reserves	(362.2)	(268.7)	(100.8)	-62.5%	-25.8%
Net claims and benefits incurred	(720.3)	(700.3)	(794.1)	13.4%	-2.8%
Other expenses	(273.7)	(298.7)	(286.0)	-4.3%	9.2%
Income before translation result and income tax	(50.1)	120.6	167.7	39.1%	n.m.
Translation result	(11.4)	9.8	(26.6)	n.m.	n.m.
Income tax	—	—	—	n.m.	n.m.
Profit for the period	(61.5)	130.4	141.1	8.2%	n.m.
New mortality tables impact on technical reserves	(144.8)	—	—
Profit excluding change in mortality tables	83.3	130.4	141.1
ROAE	n.m.	14.2%	18.9%
ROAE excl. change in mortality tables	9.4%	14.2%	18.9%
Efficiency ratio	14.6%	13.3%	11.0%

Net interest and similar income was S/ 571.0 million in 2020, an increase of S/ 30.9 million compared to 2019, mainly explained by S/ 42.5 million growth in interest and similar income, partially offset by a S/ 11.5 million increase in interest and similar expenses.

Loss due to impairment of financial investments was S/ -33.8 million, compared to a loss of S/ -6.2 million in the previous year, a deterioration of S/ 27.6 million attributable to an additional provision for impairment on a fixed income investment that was downgraded in relation to the COVID-19 outbreak.

Other income was S/ 201.7 million, a S/ 32.7 million growth compared to 2019, mainly due to increases of S/ 65.8 million in net gain on sale of securities, S/ 20.6 million in net trading result and S/ 7.2 million in net gain on sale of real estate investments. These factors were partially offset by decreases of S/ 49.1 million in net gain on valuation of real estate investments and S/ 9.3 million in rental income.

Total premiums earned less claims and benefits were S/ -279.1 million in 2020, slightly better than the S/ -279.6 million reported in 2019. The annual performance was due to a S/ 167.9 million decrease in adjustment of technical reserves, partially offset by S/ 93.8 million growth in net claims and benefits incurred and a S/ 73.6 million reduction in net premiums.

20

The yearly performance in net premiums was mainly due to decreases of S/ 67.8 million in annuities and S/ 8.9 million in retail insurance, mostly associated to card protection products, partially offset by a S/ 3.1 million increase in individual life premiums.

It is worth mentioning that the overall activity in net premiums was affected by the national lockdown implemented to face the COVID-19 pandemic, which later recovered during 3Q20 and 4Q20 in all segments.

The lower adjustment of technical reserves in 2020 was driven mainly by decreases of S/ 137.4 million in annuities, S/ 20.3 million in individual life and S/ 10.2 million in retail insurance. The reduction in technical reserves for annuities was attributable to a release of technical reserves for annuities, mostly related to (i) a higher mortality rate resulting from the COVID-19 pandemic, and (ii) the effect of lower sales.

Other expenses were S/ 286.0 million in 2020, a S/ 12.7 million decrease when compared to 2019, mainly explained by lower administrative expenses due to the efficiencies implemented throughout the year to deal with the impact of the COVID-19 pandemic.

4Q20 Performance

Interseguro’s profits reached S/ 37.7 million in 4Q20, a decrease of S/ 28.8 million QoQ, but an increase of S/ 3.0 million YoY.

The quarterly result was mainly explained by growth of S/ 30.1 million in other expenses, mostly related to a regularization in the rescue of life insurance policies, and a reduction of S/ 26.4 million in total premiums earned minus claims and benefits, in addition to a S/ 4.2 million contraction in other income. These factors were partially offset by a S/ 13.4 million increase in net interest and similar income, a S/ 16.4 million reversion of provision for impairment loss, and a S/ 2.8 million improvement in translation result.

The annual increase in net profit was mainly due to growth of S/ 18.4 million in net interest and similar income and S/ 7.7 million in other income, in addition to a S/ 22.2 million positive effect in loss due to impairment of financial investments. These effects were partially offset by a reduction of S/ 15.3 million in total premiums earned minus claims and benefits, and an increase of S/ 15.1 million in other expenses. Additionally, a S/ 13.6 million negative effect in translation result also contributed to partially offset the yearly increase in profits.

Interseguro’s ROAE was 17.1% in 4Q20, below the 35.7% reported in 3Q20, but above the 14.7% registered in 4Q19.

Insurance Segment’s P&L Statement

S/ million	4Q19	3Q20	4Q20	%chg QoQ	%chg YoY
Interest and similar income	155.6	160.5	176.0	9.6%	13.1%
Interest and similar expenses	(20.8)	(20.7)	(22.7)	9.7%	9.2%
Net Interest and similar income	134.8	139.8	153.2	9.6%	13.7%
Recovery (loss) due to impairment of financial investments	(8.3)	(2.5)	13.9	n.m.	n.m.
Net Interest and similar income after impairment loss	126.5	137.3	167.1	21.7%	32.1%
Fee income from financial services, net	(0.8)	(1.5)	(2.2)	46.5%	n.m.
Other income	50.6	62.5	58.3	-6.8%	15.1%
Total premiums earned minus claims and benefits	(74.4)	(63.3)	(89.7)	41.7%	20.4%
Net premiums	164.6	139.6	178.4	27.7%	8.3%
Adjustment of technical reserves	(57.9)	9.5	(53.5)	n.m.	-7.6%
Net claims and benefits incurred	(181.1)	(212.4)	(214.5)	1.0%	18.4%
Other expenses	(78.9)	(63.9)	(94.0)	47.2%	19.1%
Income before translation result and income tax	22.9	71.2	39.5	-44.5%	72.3%
Translation result	11.7	(4.7)	(1.9)	-60.2%	n.m.
Income tax	—	—	—	n.m.	n.m.
Profit for the period	34.7	66.5	37.7	-43.4%	8.7%
ROAE	14.7%	35.7%	17.1%
Efficiency ratio	14.1%	9.5%	12.1%

21

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	4Q19	3Q20	4Q20	%chg QoQ	%chg YoY
Interest and similar income	155.6	160.5	176.0	9.6%	13.1%
Interest and similar expenses	(10.4)	(9.2)	(10.9)	18.1%	4.0%
Net interest and similar income	145.2	151.3	165.1	9.1%	13.7%
Recovery (loss) due to impairment of financial investments	(8.3)	(2.5)	13.9	n.m.	n.m.
Net Interest and similar income after impairment loss	136.9	148.9	179.0	20.3%	30.8%
Net gain (loss) on sale of financial investments	13.5	25.7	21.2	-17.8%	57.1%
Net gain (loss) on financial assets at fair value through profit or loss	12.3	18.0	30.4	69.3%	n.m.
Rental income	11.3	9.6	9.1	(4.4)%	(18.8)%
Gain on sale of investment property	(1.2)	—	—	n.m.	n.m.
Valuation gain (loss) from investment property	9.8	5.4	(6.5)	n.m.	n.m.
Other(1)	(3.2)	(4.6)	(3.9)	(15.7)%	20.8%
Other income	42.4	54.1	50.3	(6.9)%	18.6%
Results from investments	179.3	202.9	229.3	13.0%	27.9%

(1)	Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 165.1 million in 4Q20, an increase of S/ 13.8 million, or 9.1%, QoQ and S/ 19.9 million, or 13.7%, YoY.

The quarterly and annual performances were mainly explained by increases of S/ 15.5 million and S/ 20.4 million in interest and similar income, respectively, mostly attributed to a higher return of the fixed income portfolio and to incremental dividends.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Recovery due to impairment of financial investments was S/ 13.9 million in 4Q20, compared to losses of S/ 2.5 million in 3Q20 and S/ 8.3 million in 4Q19.

The quarterly and annual performances were mainly due to a reversion of provision for impairment loss related to a fixed income investment that was downgraded in relation to the COVID-19 outbreak in 1Q20.

OTHER INCOME

Other income related to investments was S/ 50.3 million in 4Q20, a decrease of S/ 3.8 million QoQ, but an increase of S/ 7.9 million YoY.

The quarterly reduction was mainly due to decreases of S/ 11.9 million in valuation gain from investment property and S/ 4.5 million in net gain on sale of financial investments, partially offset by S/ 12.4 million growth in net gain on financial assets at fair value.

The annual increase was mainly explained by growth of S/ 18.1 million in net gain on financial assets at fair value and S/ 7.7 million in net gain on sale of financial investments, partially offset by decreases of S/ 16.3 million in valuation gain from investment property and S/ 2.2 million in rental income.

22

TOTAL PREMIUMS EARNED MINUS CLAIMS AND BENEFITS

Total Premiums Earned Minus Claims And Benefits

S/ million	4Q19	3Q20	4Q20	%chg QoQ	%chg YoY
Net premiums	164.6	139.6	178.4	27.7%	8.3%
Adjustment of technical reserves	(57.9)	9.5	(53.5)	n.m.	(7.6)%
Net claims and benefits incurred	(181.1)	(212.4)	(214.5)	1.0%	18.4%
Total premiums earned minus claims and benefits	(74.4)	(63.3)	(89.7)	41.7%	20.4%

Total premiums earned minus claims and benefits were S/ -89.7 million in 4Q20, a decrease of S/ 26.4 million QoQ and S/ 15.3 million YoY.

The quarterly reduction was mainly due to the constitution of S/ 53.5 million of technical reserves in 4Q20, compared to a S/ 9.5 million release in 3Q20. This effect was partially offset by S/ 38.8 million growth in net premiums.

The annual performance was explained by S/ 33.4 million higher net claims and benefits incurred, partially offset by a S/ 13.8 million increase in net premiums and a S/ 4.4 million reduction in adjustment of technical reserves.

NET PREMIUMS

Net Premiums by Business Line

S/ million	4Q19	3Q20	4Q20	%chg QoQ	%chg YoY
Annuities	71.1	50.2	85.9	71.2%	20.7%
D&S	0.0	0.1	0.1	n.m.	n.m.
Individual Life	34.3	34.9	37.5	7.5%	9.6%
Retail Insurance	59.2	54.5	54.8	0.6%	(7.4)%
Net Premiums	164.6	139.6	178.4	27.7%	8.3%

Net premiums were S/ 178.4 million in 4Q20, an increase of S/ 38.8 million, or 27.7%, QoQ and S/ 13.8 million, or 8.3%, YoY.

The quarterly result was due to growth of S/ 35.7 million in annuities and S/ 2.6 million in individual life. The higher annuities were a result of better market conditions, which drove premiums even above pre COVID-19 levels, while individual life premiums grew due to an improvement in the collection of premiums.

The annual performance in net premiums was mainly due to increases of S/ 14.8 million in annuities and S/ 3.2 million in individual life. These factors were partially offset by a S/ 4.4 million reduction in retail insurance premiums, explained by decreases in premiums related to credit life insurance and card protection insurance products.

ADJUSTMENT OF TECHNICAL RESERVES

Adjustment of Technical Reserves by Business Line

S/ million	4Q19	3Q20	4Q20	%chg QoQ	%chg YoY
Annuities	(34.8)	22.4	(34.1)	n.m.	(2.1)%
Individual Life	(23.5)	(19.4)	(23.4)	20.3%	(0.4)%
Retail Insurance	0.4	6.6	4.0	(39.5)%	n.m.
Adjustment of technical reserves	(57.9)	9.5	(53.5)	n.m.	(7.6)%

23

Adjustment of technical reserves was S/ 53.5 million in 4Q20, compared to a S/ 9.5 million release in 3Q20 and a S/ 57.9 million requirement in 4Q19.

The quarterly performance was mainly explained by a base effect related to a S/ 22.4 million release in technical reserves for annuities in 3Q20 that became a S/ 34.1 million requirement in 4Q20 due to higher sales and a lower mortality rate.

The annual reduction in adjustment of technical reserves was mainly explained by a S/ 3.6 million higher release in retail insurance and a S/ 0.7 million decrease in technical reserves for annuities.

NET CLAIMS AND BENEFITS INCURRED

Net Claims and Benefits Incurred by Business Line

S/ million	4Q19	3Q20	4Q20	%chg QoQ	%chg YoY
Annuities	(164.5)	(166.3)	(174.3)	4.8%	6.0%
D&S	(1.2)	(0.1)	0.1	n.m.	n.m.
Individual Life	(1.4)	(6.3)	(3.9)	(38.4)%	n.m.
Retail Insurance	(14.0)	(39.7)	(36.4)	(8.4)%	n.m.
Net claims and benefits incurred	(181.1)	(212.4)	(214.5)	1.0%	18.4%

Net claims and benefits incurred reached S/ 214.5 million in 4Q20, an increase of S/ 2.1 million QoQ and S/ 33.4 million YoY.

The quarterly growth was mainly the result of an S/ 8.0 million increase in annuity benefits, partially offset by reductions of S/ 3.3 million in retail insurance, attributable to lower claims in credit life insurance, and S/ 2.4 million in individual life claims.

The annual performance in net claims and benefits incurred was explained by a S/ 22.4 million increase in retail insurance, mostly explained by higher claims in credit life insurance related to the COVID-19 mortality in Peru. Additionally, increases of S/ 9.8 million in annuity benefits and S/ 2.5 million in individual life claims also contributed to the YoY growth in net claims and benefits incurred.

OTHER EXPENSES

Other Expenses

S/ million	4Q19	3Q20	4Q20	%chg QoQ	%chg YoY
Salaries and employee benefits	(19.7)	(17.7)	(21.8)	23.5%	10.9%
Administrative expenses	(15.7)	(9.3)	(12.2)	31.0%	(22.1)%
Depreciation and amortization	(5.7)	(6.4)	(6.4)	0.6%	12.1%
Expenses related to rental income	(1.1)	(0.3)	(1.1)	n.m.	(3.7)%
Other	(36.7)	(30.1)	(52.5)	74.1%	43.0%
Other expenses	(78.9)	(63.9)	(94.0)	47.2%	19.1%

Other expenses increased S/ 30.1 million QoQ, or 47.2%, and S/ 15.1 million YoY, or 19.1%.

The quarterly and annual expense growth were mainly explained by the regularization in the rescue of life insurance policies. Additionally, the quarterly performance was also explained by increases of S/ 4.1 million in salaries and employee benefits and S/ 2.9 million in administrative expenses.

24

Inteligo

SUMMARY

2020 Performance

Inteligo’s profits reached S/ 243.1 million in 2020, a S/ 42.8 million, or 21.4%, increase compared to the previous year. This result was mainly attributable to 82.4% growth in other income, mainly due to strong investment results for the year, partially offset by slightly higher other expenses.

On the commercial front, Inteligo’s prospection process showed good results in terms of new account openings and AUM growth both in Private Wealth Management and Mutual Funds. Accordingly, Inteligo’s AUM increased 14.7% in 2020.

Consequently, Inteligo’s ROAE was 28.0% in 2020, notably higher than the 24.7% reported in 2019.

Wealth Management Segment’s P&L Statement

S/ million	2018	2019	2020	%chg 20/19	%chg 19/18
Interest and similar income	154.1	168.0	163.4	(2.7)%	9.0%
Interest and similar expenses	(44.1)	(61.5)	(51.7)	(16.0)%	39.4%
Net interest and similar income	110.0	106.5	111.8	4.9%	(3.2)%
Impairment loss of loans, net of recoveries	0.8	(0.0)	(0.0)	-11.2%	n.m.
Recovery (loss) due to impairment of financial investments	1.8	(0.7)	0.7	n.m.	n.m.
Net interest and similar income after impairment loss	112.6	105.8	112.5	6.3%	(6.0)%
Fee income from financial services, net	164.2	164.3	164.0	(0.2)%	0.1%
Other income	33.2	58.4	106.6	82.4%	75.8%
Other expenses	(106.5)	(123.3)	(128.0)	3.8%	15.8%
Income before translation result and income tax	203.5	205.3	255.0	24.2%	0.9%
Translation result	(0.2)	1.4	(3.8)	n.m.	n.m.
Income tax	(5.7)	(6.4)	(8.0)	24.6%	12.1%
Profit for the period	197.5	200.3	243.1	21.4%	1.4%
ROAE	25.7%	24.7%	28.0%
Efficiency ratio	35.2%	37.3%	33.3%

Inteligo’s net interest and similar income was S/ 111.8 million in 2020, a S/ 5.3 million, or 4.9%, increase compared to 2019. This was mainly explained by incremental dividends received from investments during the year, partially offset by a compression of the net interest margin in the lending business.

Net fee income from financial services was S/ 164.0 million, stable on a YoY basis.

Other income from financial services was S/ 106.6 million, a S/ 48.2 million or 82.4% increase when compared to 2019, mainly attributable to positive mark-to-market valuations on investments.

Other expenses increased S/ 4.7 million, or 3.8% in 2020, mainly explained by incremental salaries and employee benefits, partially contained by expense reduction initiatives implemented following the COVID-19 pandemic breakout in March 2020.

4Q20 Performance

Inteligo’s net profit in 4Q20 was S/ 154.7 million, an increase of S/ 44.2 million QoQ and S/ 85.1 million YoY.

The main driver of the notably positive performance in 4Q20 was the contribution of other income, which accounted for extraordinarily strong gains for the period, mainly associated with positive mark-to-market conditions in Inteligo’s proprietary portfolio. Also in line with the positive portfolio performance, solid growth in net interest and similar income helped further the quarterly result.

25

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and assets under management growth. Inteligo’s AUM grew 5.6% QoQ and 14.7% YoY as of December 31, 2020.

Consequently, Inteligo’s ROAE was 62.8% in 4Q20, higher than the 53.5% reported in 3Q20 and the 33.6% registered in 4Q19. Furthermore, the efficiency ratio remained at competitive levels.

Wealth Management Segment’s P&L Statement

S/ million	4Q19	3Q20	4Q20	%chg QoQ	%chg YoY
Interest and similar income	41.0	37.9	51.1	34.9%	24.8%
Interest and similar expenses	(16.3)	(12.8)	(10.8)	(16.3)%	(33.9)%
Net interest and similar income	24.7	25.1	40.4	61.1%	63.4%
Impairment loss on loans, net of recoveries	0.0	(0.0)	0.0	n.m.	89.6%
Recovery (loss) due to impairment of financial investments	(0.0)	(0.2)	8.1	n.m.	n.m.
Net interest and similar income after impairment loss	24.7	24.8	48.5	95.2%	96.2%
Fee income from financial services, net	47.0	40.1	40.5	1.0%	(13.9)%
Other income	30.0	75.2	106.9	42.2%	n.m.
Other expenses	(33.2)	(27.3)	(39.2)	43.4%	18.3%
Income before translation result and income tax	68.6	112.7	156.6	38.9%	n.m.
Translation result	2.3	(0.2)	1.9	n.m.	(16.5)%
Income tax	(1.3)	(2.1)	(3.9)	88.7%	n.m.
Profit for the period	69.6	110.5	154.7	39.9%	n.m.
ROAE	33.6%	53.5%	62.8%
Efficiency ratio	32.4%	19.5%	20.6%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 20,988.8 million in 4Q20, a S/ 1,108.9 million or 5.6% increase QoQ and a S/ 2,695.9 million or 14.7% growth YoY; mostly due to strengthened mark-to-market valuations from the appreciation of client assets and the foreign exchange rate, as well as due to the execution of successful client prospection and conversion strategies throughout the year.

Client deposits were S/ 2,855.5 million in 4Q20, a decrease of S/ 309.4 million or 9.8% QoQ, and S/ 23.0 million or 0.8% YoY. This was mainly related to clients’ higher liquidity needs after the onset of the COVID-19 pandemic.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	4Q19	3Q20	4Q20	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	4.0	1.4	1.1	(19.6)%	(72.6)%
Financial Investments	18.8	20.8	34.2	64.6%	81.6%
Loans	18.2	15.8	15.9	0.5%	(12.6)%
Total interest and similar income	41.0	37.9	51.1	34.9%	24.8%
Interest and similar expenses
Deposits and obligations	(13.6)	(11.2)	(9.8)	(12.4)%	(27.7)%
Due to banks and correspondents	(2.6)	(1.6)	(0.9)	(43.4)%	(65.7)%
Total interest and similar expenses	(16.3)	(12.8)	(10.8)	(16.3)%	(33.9)%
Net interest and similar income	24.7	25.1	40.4	61.1%	63.4%

Inteligo’s net interest and similar income was S/ 40.4 million in 4Q20, a S/ 15.3 million, or 61.1% increase when compared with 3Q20. This was mainly explained by incremental dividends received from investments during the quarter.

26

Net interest and similar income increased S/ 15.7 million or 63.4% YoY, mainly explained by strong results in Inteligo’s investment portfolio and an increase in interest income generated by a higher average balance of fixed income investments for the period. Nonetheless, there was also an effect related to a net interest margin compression, associated with the lending business.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	4Q19	3Q20	4Q20	%chg QoQ	%chg YoY
Income
Brokerage and custody services	3.4	2.2	2.2	1.2%	(33.0)%
Funds management	44.0	38.2	38.6	1.1%	(12.3)%
Total income	47.4	40.4	40.9	1.1%	(13.7)%
Expenses
Brokerage and custody services	(0.3)	(0.1)	(0.2)	10.4%	(38.0)%
Others	(0.1)	(0.2)	(0.3)	31.1%	94.0%
Total expenses	(0.4)	(0.3)	(0.4)	22.3%	6.8%
Fee income from financial services, net	47.0	40.1	40.5	1.0%	(13.9)%

Net fee income from financial services was S/ 40.5 million in 4Q20, an increase of S/ 0.4 million, or 1.0% when compared to the previous quarter. Results were relatively stable following unchanged trading volumes and recurring fees from clients.

On a YoY basis, net fee income from financial services decreased S/ 6.5 million, or 13.9%, mainly explained by lower fund management fees due to the partial recomposition of client portfolios from mutual and private equity funds to other asset classes.

OTHER INCOME

Other income

S/ million	4Q19	3Q20	4Q20	%chg QoQ	%chg YoY
Net gain on sale of financial investments	(0.2)	(6.3)	23.3	n.m.	n.m.
Net trading gain (loss)	32.5	82.8	84.6	2.1%	n.m.
Other	(2.4)	(1.4)	(1.0)	(24.2)%	(55.8)%
Total other income	30.0	75.2	106.9	42.2%	n.m.

Inteligo’s other income reached S/ 106.9 million in 4Q20, an increase of S/ 31.7 million QoQ and S/ 76.9 million YoY, mainly attributable to the effect of positive mark-to-market valuations on proprietary portfolio investments.

OTHER EXPENSES

Other expenses

S/ million	4Q19	3Q20	4Q20	%chg QoQ	%chg YoY
Salaries and employee benefits	(17.8)	(15.4)	(24.0)	56.0%	34.6%
Administrative expenses	(10.6)	(8.6)	(11.2)	29.6%	5.8%
Depreciation and amortization	(4.6)	(3.4)	(3.6)	5.8%	(22.2)%
Other	(0.2)	0.0	(0.5)	n.m.	n.m.
Total other expenses	(33.2)	(27.3)	(39.2)	43.4%	18.3%
Efficiency ratio	32.4%	19.5%	20.6%

Other expenses reached S/ 39.2 million in 4Q20, an increase of S/ 11.9 million, or 43.4% QoQ, mainly due to the provisioning of variable compensation for the year, as well as to incremental administrative expenses for the quarter after increased operational activity.

27

On a yearly basis, other expenses increased S/ 6.0 million, or 18.3% YoY, as a result of higher salaries and employee benefits, and administrative expenses. The lower depreciation and amortization for the period partially offset the annual increase in expenses.

28

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of December 31, 2020 (unaudited) and 2019 (audited) and for the years then ended

Interim consolidated financial statements as of December 31, 2020 (unaudited) and 2019 (audited) and for the years then ended

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of December 31, 2020 (unaudited) and 2019 (audited)

	Note	31.12.2020	31.12.2019
		S/(000)	S/(000)
Assets
Cash and due from banks	3(a)
Non-interest bearing		3,397,663	2,704,758
Interest bearing		14,750,135	7,153,180
Restricted funds		617,684	1,270,937
		18,765,482	11,128,875
Inter-bank funds	3(e)	18,105	85,006
Financial investments	4	24,277,115	19,072,718
Loans, net:	5
Loans, net of unearned interest		43,504,274	38,531,632
Impairment allowance for loans		(2,984,851)	(1,394,779)
		40,519,423	37,136,853
Investment property	6	1,043,978	972,096
Property, furniture and equipment, net		844,427	950,943
Due from customers on acceptances		16,320	139,685
Intangibles and goodwill, net		1,042,585	979,262
Other accounts receivable and other assets, net	7	1,355,029	1,051,872
Deferred Income Tax asset, net		353,565	44,983
Total assets		88,236,029	71,562,293
Liabilities and equity
Deposits and obligations	8
Non-interest bearing		9,354,487	5,644,238
Interest bearing		37,794,788	32,448,986
		47,149,275	38,093,224
Inter-bank funds	3(e)	28,971	169,138
Due to banks and correspondents	9	9,660,877	3,979,637
Bonds, notes and other obligations	10	7,778,751	6,890,290
Due from customers on acceptances		16,320	139,685
Insurance contract liabilities	11	12,501,723	11,426,631
Other accounts payable, provisions and other liabilities	7	2,146,152	1,960,227
Deferred Income Tax liability, net		11	13
Total liabilities		79,282,080	62,658,845
Equity, net	12
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(2,769)	(196)
Capital surplus		532,771	530,456
Reserves		5,200,000	4,700,000
Unrealized results, net		836,773	442,905
Retained earnings		1,303,317	2,145,688
		8,908,109	8,856,870
Non-controlling interest		45,840	46,578
Total equity, net		8,953,949	8,903,448
Total liabilities and equity, net		88,236,029	71,562,293

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of income

For the years ended December 31, 2020 (unaudited) and 2019 (audited)

	Note	31.12.2020	31.12.2019
		S/(000)	S/(000)
Interest and similar income	14	4,799,343	4,847,216
One-off impact from the modification of contractual cash flows due to the loan rescheduling schemes	14	(134,376)	—
Interest and similar expenses	14	(1,192,284)	(1,423,963)
Net interest and similar income		3,472,683	3,423,253
Impairment loss on loans, net of recoveries	5(d)	(2,393,944)	(750,811)
Impairment loss on financial investments	4(b.1)	(32,904)	(6,790)
Net interest and similar income after impairment loss		1,045,835	2,665,652
Fee income from financial services, net	15	723,500	925,885
Net gain on foreign exchange transactions		318,422	201,352
Net gain on sale of financial investments		185,383	112,215
Net gain from reduction of financial assets at amortized cost	4(c)	—	8,474
Net gain on financial assets at fair value through profit or loss		165,883	103,210
Net gain on investment property	6(b)	44,929	96,168
Other income	16	62,117	70,660
		1,500,234	1,517,964
Insurance premiums and claims	17
Net premiums earned		514,981	420,633
Net claims and benefits incurred for life insurance contracts and others		(794,051)	(700,264)
		(279,070)	(279,631)
Other expenses
Salaries and employee benefits		(749,246)	(798,774)
Administrative expenses		(748,617)	(786,362)
Depreciation and amortization		(268,750)	(262,015)
Other expenses	16	(144,047)	(131,163)
		(1,910,660)	(1,978,314)
Income before translation result and Income Tax		356,339	1,925,671
Translation result		(45,723)	17,770
Income Tax	13(e)	72,933	(493,326)
Net profit for the year		383,549	1,450,115
Attributable to:
IFS’s shareholders		383,259	1,441,258
Non-controlling interests		290	8,857
		383,549	1,450,115
Earnings per share attributable to IFS’s shareholders basic and diluted (stated in Soles)	18	3.320	12.778
Weighted average number of outstanding shares (in thousands)	18	115,447	112,789

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the years ended December 31, 2020 (unaudited) and 2019 (audited)

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Net profit for the year	383,549	1,450,115
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gains on equity instruments at fair value through other comprehensive income	32,294	116,672
Income Tax	—	219
Total unrealized gain that will not be reclassified to the consolidated statement of income	32,294	116,891
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net variation of debt instruments at fair value through other comprehensive income	635,705	1,263,135
Income Tax	(2,679)	7,878
	633,026	1,271,013
Insurance premiums reserve	(332,536)	(1,001,073)
Net variation of cash flow hedges	(17,968)	(63,938)
Income Tax	3,559	13,052
	(14,409)	(50,886)
Translation of foreign operations	76,935	(14,507)
Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods	363,016	204,547
Total other comprehensive (loss) income for the period, net of Income Tax	778,859	1,771,553
Attributable to:
IFS’s shareholders	777,127	1,762,477
Non-controlling interests	1,732	9,076
	778,859	1,771,553

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of changes in equity

For the years ended December 31, 2020 (unaudited) and 2019 (audited)

						Attributable to IFS’s shareholders
								Unrealized results
	Number of shares (in thousands)						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity, net
			S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2019	113,110	(2,418)	963,446	(208,178)	268,077	4,700,000	147,554	(232,337)	75,575	27,911	102,983	1,203,043	7,048,074	40,402	7,088,476
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,441,258	1,441,258	8,857	1,450,115
Other comprehensive income	—	—	—	—	—	—	117,329	1,268,496	(999,430)	(50,669)	(14,507)	—	321,219	219	321,438
Total other comprehensive income	—	—	—	—	—	—	117,329	1,268,496	(999,430)	(50,669)	(14,507)	1,441,258	1,762,477	9,076	1,771,553
Initial Public Offering, Note 1(c)	2,337	2,418	74,571	208,178	262,379	—	—	—	—	—	—	138,997	684,125	814	684,939
Declared and paid dividends, Note 12(a)	—	—	—	—	—	—	—	—	—	—	—	(654,464)	(654,464)	—	(654,464)
Purchase of treasury stock, Note 12(b)	—	(1)	—	(196)	—	—	—	—	—	—	—	—	(196)	—	(196)
Dividends paid to non-controlling interests of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,654)	(3,654)
Dividends received by Subsidiaries on treasury stock	—	—	—	—	—	—	—	—	—	—	—	11,422	11,422	80	11,502
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	1,077	1,077	2	1,079
Others	—	—	—	—	—	—	—	—	—	—	—	4,355	4,355	(142)	4,213
Balance as of December 31, 2019	115,447	(1)	1,038,017	(196)	530,456	4,700,000	264,883	1,036,159	(923,855)	(22,758)	88,476	2,145,688	8,856,870	46,578	8,903,448
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	383,259	383,259	290	383,549
Other comprehensive income	—	—	—	—	—	—	32,329	630,944	(331,990)	(14,350)	76,935	—	393,868	1,442	395,310
Total other comprehensive income	—	—	—	—	—	—	32,329	630,944	(331,990)	(14,350)	76,935	383,259	777,127	1,732	778,859
Declared and paid dividends, Note 12(a)	—	—	—	—	—	—	—	—	—	—	—	(698,228)	(698,228)	—	(698,228)
Sale of treasury stock, Note 12(b)	—	(23)	—	(2,573)	—	—	—	—	—	—	—	—	(2,573)	—	(2,573)
Transfer from retained earnings to reserves, Note 12(d)	—	—	—	—	—	500,000	—	—	—	—	—	(500,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,432)	(2,432)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	(24,154)	(24,154)	40	(24,114)
Others	—	—	—	—	2,315	—	—	—	—	—	—	(3,248)	(933)	(78)	(1,011)
Balance as of December 31, 2020	115,447	(24)	1,038,017	(2,769)	532,771	5,200,000	297,212	1,667,103	(1,255,845)	(37,108)	165,411	1,303,317	8,908,109	45,840	8,953,949

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of cash flows

For the years ended December 31, 2020 (unaudited) and 2019 (audited)

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the year	383,549	1,450,115
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	2,393,944	750,811
Impairment loss of financial investments	32,904	6,790
Depreciation and amortization	268,750	262,015
Sundry provisions	4,918	3,872
Provision for asset seized	—	355
Deferred Income Tax	(114,945)	38,554
Net gain on sale of financial investments	(185,383)	(112,215)
Net gain from reduction of financial assets at amortized cost	—	(8,474)
Gain loss of financial assets at fair value through profit or loss	(165,883)	(103,210)
Net gain for valuation of investment property	(5,438)	(54,493)
Translation result	45,723	(17,770)
Net loss on sale of investment property	—	7,164
(Increase) decrease in accrued interest receivable	(207,474)	3,222
(Decrease) increase in accrued interest payable	(13,692)	48,307
Net changes in assets and liabilities
Net increase in loans	(5,706,700)	(4,938,144)
Increase in other accounts receivable and other assets	(319,718)	(262,882)
Net decrease in restricted funds	620,292	15,240
Increase in deposits and obligations	9,138,664	4,373,366
Increase (decrease) in due to banks and correspondents	5,672,189	(320,775)
Increase in other accounts payable, provisions and other liabilities	526,011	841,334
Increase of investments at fair value through profit or loss	(153,124)	(314,418)
Net cash provided by operating activities	12,214,587	1,668,764

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Cash flows from investing activities
Net sale (purchase) of financial investments	(3,737,749)	145,888
Purchase of property, furniture and equipment	(52,371)	(68,185)
Purchase of intangible assets	(198,918)	(142,539)
Purchase of investment property	(61,243)	(60,865)
Sale of investment property	—	129,800
Net cash (used in) provided by investing activities	(4,050,281)	4,099
Cash flows from financing activities
Dividends paid	(698,228)	(654,464)
Net increase of bonds, notes and other obligations	1,069,243	576,947
Net decrease in receivable inter-bank funds	66,901	410,031
Net (decrease) increase in payable inter-bank funds	(140,167)	169,138
Initial Public Offering, net of related expenses, Note 1(c)	—	684,125
Purchase of treasury stock	(2,573)	(196)
Dividend payments to non-controlling interests	(2,432)	(3,245)
Lease payments	(89,162)	(117,463)
Net cash provided by financing activities	203,582	1,064,873
Net increase in cash and cash equivalents	8,367,888	2,737,736
Translation (loss) gain on cash and cash equivalents	(73,698)	26,931
Cash and cash equivalents at the beginning of the year	9,851,729	7,087,062
Cash and cash equivalents at the end of the year	18,145,919	9,851,729

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements

As of December 31, 2020 (unaudited) and December 31, 2019 (audited)

1.	Business activity and other relevant events
(a)	Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Perú Ltd. (henceforth “Intercorp Perú”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2020 and December 31, 2019, Intercorp Perú holds directly and indirectly 70.64 and 70.62 percent of the issuead and outstanding capital stock of IFS, respectively.

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of December 31, 2020 and 2019, IFS holds 99.30 percent of the capital stock of Banco Internacional del Perú S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”) and 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”).

The operations of Interbank and Interseguro are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The interim consolidated financial statements as of December 31, 2020 have been authorized by Management and the Audit Committee on February 10, 2021 and approved by the Board of Directors held on February 11, 2021. The audited consolidated financial statement of IFS and Subsidiaries as of December 31, 2019, were approved by the General Shareholders’ Meeting held on April 7, 2020.

(b)Global pandemic Covid-19 –

b.1)National State of Emergency

In December 2019, a new coronavirus strain (Covid-19) was identified in Wuhan, China; it was later declared a global pandemic by the World Health Organization, which has resulted in trade and circulation restrictions. In Peru, in March 2020, the Government declared a National State of Emergency ordering the closing of the borders, compulsory social confinement, the lockdown of businesses deemed non-essential (exceptions were production, distribution and commercialization of food and pharmaceuticals, financial services and healthcare), among others.

Subsequently, in May 2020, through Supreme Decree No. 080-2020, the government approved the gradual reopening of economic activities in order to mitigate the economic effects of the pandemic. The proposed reactivation would be in four phases based on the impact of each sector on the economy, being mining, construction, services and tourism and commerce the first ones to reopen, followed by manufacturing and agriculture. The fourth phase had considered the reopening of the entertainment sector with reduced capacity.

Notwithstanding the aforementioned, due to the increase in the number of infections nationwide, through Supreme Decree No. 008-2021, dated January 27, 2021, the Peruvian Government extended the extension of the National State of Emergency until February 28, 2021 with measures targeted by region in the areas of health care and traffic restrictions.

b.2)Economic measures adopted by the Peruvian Government

Within this context, the Ministry of Economy and Finance (henceforth “MEF”), the Central Reserve Bank of Peru (henceforth “BCRP”) and the Superintendence of Banking and Insurance (henceforth “SBS”), activated extraordinary measures aimed to alleviate the financial and economic impact of Covid-19, in particular on customers of the financial systems (due to the lockdown of certain economic sectors), as well as some additional measures focused on securing the continuity of the economy’s payment chain.

The main measures implemented in the financial system are related to facilities for loan rescheduling (payment deferrals), suspension of counting of past due days, partial withdrawal of severance indemnities and launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Perú”, created through Legislative Decree No. 1455-2020 to secure the continuity of the payment chain in the face of Covid-19’s impact.

Said program grants guarantees to companies in order for them to obtain working capital loans and thus comply with their short-term obligations with their workers and suppliers of goods and services. This program manages guarantees amounting to S/30,000 million.

As of December 31, 2020, Interbank holds loans of the “Reactiva Perú” program for approximately S/6,616,518,000, out of which S/5,855,826,000 are covered by the Peruvian Government; see Notes 5 and 9.

b.3)Measures adopted by the Company and Subsidiaries

IFS’s Management monitors closely the situation and focuses in securing the operation and enhance the liquidity and solvency positions of the Subsidiaries. Regarding liquidity, Interbank has maintained an active participation in the BCRP’s daily operations and has used available credit lines from correspondent banks abroad. Likewise, with the purpose of strengthening its capital and regulatory capital requirements to face the volatile environment, the Subsidiaries implemented the following measures:

-

In Shareholders’ Meeting held on April 3, 2020, Interbank approved the reduction in the percentage of distributable dividends, from 45 to 25 percent. In addition, the net profit generated in the first quarter of 2020 also has a capitalization agreement.

-	On June 30, 2020, Interbank placed subordinated bonds for US$300,000,000, as explained in Note 10.
-	In Board’s Session held on June 30, 2020, Interseguro committed to the capitalization of S/50,000,000 with charge to the period’s net profit.
-	On September 30, 2020, Interseguro placed subordinated bonds for US$25,000,000, as explained in Note 10.
-	In Shareholders’ Meeting held on December 24, 2020, Interseguro committed to the capitalization of S/48,148,148 with charge to the retained earnings.
(c)	Initial Public Offering –

On July 3, 2019, the Board of IFS approved the filing with the Securities and Exchange Commission of the United States of America (henceforth “SEC”), of a Registration Statement under Form F-1 of the Securities Exchange Act of 1933 of the United States of America, in relation with a proposal of an Initial Public Offering (henceforth “Offering”) of IFS’s common shares.

On July 18, 2019, IFS announced the placement of the Offering for approximately 9,000,000 common shares at a price of US$46.00 per common share. The sale was performed by (i) IFS, (ii) Interbank, (iii) Intercorp Peru; and (iv) a non-related shareholder. Additionally, IFS granted the Offering placers a 30-day call option to buy up to 1,350,000 new common shares, as an additional initial issuance.

As result of said Offering, IFS sold 2,418,754 common shares held as treasury stock (including shares sold by Interbank), as well as approximately 1,150,000 new common shares to be issued. Intercorp Peru sold 2,531,246 shares, and the non-related shareholder sold 3,000,000 shares. Additionally, the placers exercised the call option regarding 1,186,841 new common shares.

In this sense, IFS and Subsidiaries combined, sold, 4,755,595 shares at US$46.00 per share. The sale value amounted to approximately US$218,757,000 (before issuance expenses).

The total impact of the Offering on the Company’s net equity, after discounting the issuance expenses, amounted to S/684,125,000 (approximately US$208,384,000), mainly explained by:

(i)	Issuance of 2,336,841 shares, for an amount of S/336,950,000, out of which S/74,571,000 correspond to capital stock and S/262,379,000 to capital surplus (net of issuance expenses for S/15,957,000).
(ii)

Sale of 2,418,754 share held as treasury stock, including shares sold by Interbank, for a total amount of S/347,175,000, which were recorded in captions “Treasury stock” and “Retained earnings”, see Note 12(b).

(d)	Subsidiaries Activities –

IFS’s Subsidiaries are the following:

(a)Banco Internacional del Perú S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of December 31, 2020, and 2019, Interbank had 215 and 255 offices, respectively, and a branch established in the Republic of Panama. Regarding said branch, on April 23, 2019, Interbank’s Board approved its voluntary closing. On October 1, 2020, the Superintendency of Banks of Panama issued Resolution SBP-0115-2020 through which it cancelled the international banking license it had granted Interbank to operate in the Republic of Panama.

Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

Inversiones Huancavelica S.A.	Real estate activities. This entity was absorbed by Banco Internacional del Perú S.A.A.through a process of merging by absorption, which was authorized by the SBS in September 2019.

Contacto Servicios Integrales de Créditos y Cobranzas S.A.	Collection services. This entity was absorbed by Banco Internacional del Perú S.A.A.through a process of merging by absorption, which was authorized by the SBS in September 2019.

(b)Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts. As of December 31, 2020 and 2019, Interseguro participates in:

Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú -

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Perú (henceforth “Patrimonio Fideicometido – Interproperties Perú”), structured entity, incorporated in April 2008, in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro, which were included in this structured entity as of December 31, 2020 and 2019, amounted to S/118,892,000 and S/114,058,000, respectively. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Perú). IFS has ownership and decision-making power over these properties and IFS has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c)Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of December 31, 2020 and 2019, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Perú Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of December 31, 2020 and 2019, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019. It provides investment consultancy and related services.

(d)Negocios e Inmuebles S.A. and Holding Retail Perú S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura, in 2017. As of December 31 2020 and 2019, as a result of the merger between Interseguro and Seguros Sura, both companies hold 8.50 percent of Interseguro’s capital stock.

(e)San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under its trading name, Shopstar, (marketplace online) dedicated to the sale of products from different stores.

(f)IFS Digital S.A.C. -

Incorporated in August 2020,its main purpose is to carry out all kinds of investments and related services.

(g)Hipotecaria Sura Empresa Administradora Hipotecaria S.A. -

Company dedicated to granting mortgage loans and acquired as part of the acquisition of the Sura Group in 2017. Since 2015 it has not granted loans and was extinguised as of December 31, 2019.

2.	Main accounting principles and practices

2.1Basis of presentation and use of estimates –

The interim consolidated financial statements as of December 31, 2020 and 2019 and for the nine-months period ended December 31, 2020 and 2019, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim  consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s consolidated audited financial statements as of December 31, 2020 and 2019 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on a historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as the estimated useful life of intangible assets, property, furniture and equipment, and the estimation of deferred Income Tax.

2.2Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements.

2.3Regulations issued by the SBS –

As indicated in Note 1(b), with the purpose of facilitating the payment of debt of the clients of the financial entities affected by the outbreak of Covid-19, the SBS issued the following Multiple Official Letters:

2.3.1 Regulations related to loan portfolio

(a)

Multiple Official Letters No.10997-2020-SBS, No.11150-2020-SBS, No.11170-2020-SBS and No.13195-2020-SBS issued on March 13, 2020, March 16, 2020, March 20, 2020, and May 19, 2020, respectively. Through these Multiple Official Letters, the SBS established the following exceptional measures applicable to loan portfolio, with the purpose of facilitating the debt payment of clients of the financial entities affected by the outbreak of covid-19.

- The financial system entities are enabled to modify the contractual conditions of loans without presenting them as refinanced provided that the entire term is not extended for more than six months from the original term. Also, debtors must have a maximum past due of 15 days as of February 29, 2020.

-In the case of loans to retail clients with modified contractual conditions, the associated interest can continue to be recognized on an accrual basis. However, if the debtor changes its situation to past due after the establishment of new loan terms, the financial entity must reverse the cumulative interest of said loan, proportionally, in a six-month period.

-For loans to non-retail clients with modified contractual conditions, the associated interest must be recognized by the cash flow method. Cumulative and not collected interest related to these loans must be reversed starting on the modification date, of the contractual conditions.

-For debtors with past due loans of more than 15 days as of February 29, 2020, the calculation of past due days will be suspended during the National lockdown.
-If a debtor presents past due payments after the contractual modifications, said loan will be deemed as refinanced loan, following the general criteria of the current regulation.

-According to Multiple Official Letter No.11150-2020-SBS, the scope of the aforementioned facilities shall be determined by each entity of the financial system, after analyzing the level of impact in their respective loan portfolio.

-Financial entities are able to record, as preventive and responsible manner, necessary voluntary provisions that allow them to deal with risk increasing in the loan portfolio, at the moment they materialize.

(b)	Multiple Official Letter No.13805-2020-SBS, issued on May 29, 2020

The main amendments to the existing regulations were the following:

(i)	Financial entities can unilaterally reprogram loans until June 30, 2020, provided the compliance of certain criteria included in said Multiple Official Letter.
(ii)	The loan rescheduling term ranges from 6 to 12 months with respect to the original term.
(iii)

For contractual modifications made since the date of the regulation, and only for purposes of the National lockdown, the debt shall be deemed as current if it is past due for a maximum of 30 calendar days.

(iv)

The suspension of counting of past due days, applicable to past due loans of more than 15 days as of February 29, 2020, shall be effective for the duration of the National lockdown, as well as the accounting situation of said loans. Also, in the case of loans that as of February 29, 2020, have been past due between 15 and 60 days, said suspension shall be effective until the end of the month following that of the lifting of the National lockdown.

(c)	Multiple Official Letter No. 15994-2020-SBS, issued on July 2, 2020
The main clarifications to the existing regulations were the following:
(i)

The suspension of counting of past-due days, applicable to loans with more than 15 calendar days past due, as of February 29, 2020, as well as the accounting situation of said loans, shall be maintained only until July 31, 2020.

(ii)

Regarding the report of the past-due days of loans that were subject to suspension of past-due days counting, at the closing of each month it must be reported the lowest number of past-due days resulting from the comparison between: (i) the actual past-due days of the loan at the closing of each reporting month; and (ii) the past-due days frozen as of February 29, 2020, plus the calendar days that have passed since August 1, 2020, until the closing of the reporting month.

(iii)

If as result of the enforcement of the provision in the previous paragraph the debtor improves its classification and, therefore, cuts down its provision requirements, the released provisions must be reassigned to the constitution of other mandatory provisions or, otherwise, as voluntary provisions.

In application of the regulations issued by the SBS and summarized in previous paragraphs, Interbank has reprogramed loans for approximately S/10,489 million and has modified their respective payment schedules. Thus, the present value of the loans has decreased by S/134 million, which are presented by reducing the interest income of the loan portfolio; see Note 14.

2.3.2 Resolution No.1264-2020-SBS, issued on March 26, 2020

This Resolution establishes that in the modifications of the contractual conditions indicated in the Multiple Official Letters mentioned in Note 2.3.1, it shall not increase the regulatory capital requirement for the non-revolving consumer loans and mortgage loans. Likewise, said Resolution authorizes the financial entities to use the additional regulatory capital for the component of the economic cycle.

2.3.3 Repurchase agreements of loan portfolio represented by securities

On April 3, 2020, the BCRP issued the Circular Letter No.0014-2020-BCRP, which establishes the characteristics and procedures of the repurchase agreements of loan portfolio guaranteed by the Peruvian Government. At the selling date, the bank receives the domestic currency (sale amount) and, at the same operation, is obliged to repurchase said portfolio (repurchase amount). The BCRP shall disburse 80 percent of the funds in the bank’s current account it holds at the BCRP and the remaining part in a restricted account also held by the bank at the BCRP.

2.4Reclassifications on financial statements as of December 31, 2019 –

In 2020, following an analysis on the nature of the products “Renta Particular Plus” and “Renta Particular Plus - Vitalicio”, the Company’s Management decided to perform some accounting reclassifications with the purpose of better reflecting the characteristics of said products. In the case of the product “Renta Particular Plus”, whose majority of contracts (policies) have an important financial component, it decided to record them as financial products, with the exception of the product “Renta Particular Plus - Vitalicio”, which has a significant insurance component and, therefore, is presented as insurance product according to IFRS 4.

In this sense, the balances were reclassified from “Other accounts payable, provisions and other liabilities” into the caption “Insurance contracts liabilities” of the consolidated statement of financial position, and from the captions “Net premiums earned” and “Net claims incurred for life insurance and others” into the caption “Interest and similar expenses” of the consolidated statement of income. Likewise, with the purpose of making comparable the consolidated financial statements, the balances of previous periods were modified, as presented below:

	Before reclassification	Reclassification	After reclassification
Year 2019	S/(000)	S/(000)	S/(000)
Consolidated statement of financial position
Insurance contract liabilities	11,338,810	87,821	11,426,631
Other accounts payable, provisions and other liabilities	2,048,048	(87,821)	1,960,227
Total	13,386,858	—	13,386,858
Consolidated statement of income
Interest and similar expenses	(1,407,897)	(16,066)	(1,423,963)
Net premiums earned	426,608	(5,975)	420,633
Net claims and benefits incurred for life insurance contracts and others	(722,305)	22,041	(700,264)
Total	(1,703,594)	—	(1,703,594)

3.	Cash and due from banks and inter-bank funds
(a)	The detail of cash and due from banks is as follows:

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Cash and clearing (b)	2,152,432	1,877,843
Deposits in the Central Reserve Bank of Peru – BCRP (b)	14,102,067	5,861,570
Deposits in banks (c)	1,891,420	2,112,316
Accrued interest	1,879	6,209
	18,147,798	9,857,938
Restricted funds (d)	617,684	1,270,937
Total	18,765,482	11,128,875
(b)

In accordance with rules in force, Interbank is required to maintain a legal reserve in order to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP.

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at an annual rate established by the BCRP. As of December 31, 2020, the excess in foreign currency accrued interest in US Dollars at 0.01 percent (1.25 percent as of December 31, 2019).

In Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)	The Group maintains restricted funds related to:

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Repurchase agreements with BCRP (*)	542,922	1,208,506
Derivative financial instruments	70,559	57,816
Others	4,203	4,615
Total	617,684	1,270,937

(*)

As of December 31, 2020, corresponds to deposits maintained in the BCRP which guarantee agreements amounting to S/520,000,000 (guaranteed agreements amounting to S/1,205,200,000 as of December 31, 2019); see Note 9(b).

Cash and cash equivalents presented in the interim consolidated statement of cash flows do not include the restricted funds and accrued interest.

(e)	Inter-bank funds

Corresponds to loans made among financial institutions with maturity, in general, being less than 30 days. As of December 31, 2020, Inter-bank funds assets accrue interest at an annual rate of 0.25 percent in foreign currency (annual rate of 2.26 percent in national currency, as of December 31, 2019) and Inter-bank funds liabilities accrue interest at an annual rate of 0.25 percent in foreign currency (annual rate of 2.25 percent in national currency and 1.75 percent in foreign currency, as of December 31, 2019) and do not have specific guarantees.

4.	Financial investments
(a)	This caption is made up as follows:

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Financial investments
Debt instruments measured at fair value through other comprehensive income (b)	17,902,352	14,010,029
Investments at amortized cost (c)	2,650,930	2,160,775
Investments at fair value through profit or loss (d)	2,042,777	1,551,537
Equity instruments measured at fair value through other comprehensive income (e)	1,373,548	1,125,722
Total financial investments	23,969,607	18,848,063
Accrued income
On debt instruments measured at fair value through other comprehensive income (b)	251,140	178,444
On investments at amortized cost (c)	56,368	46,211
Total	24,277,115	19,072,718

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rate
	Amortized			Estimated		S/		US$
	cost	Gain	Loss (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2020
Corporate, leasing and subordinated bonds (*)	8,031,775	1,046,789	(121,797)	8,956,767	Mar-21 / Feb-97	(0.73)	13.33	0.44	10.73
Peruvian Sovereign Bonds	5,765,074	589,423	(154)	6,354,343	Aug-24 / Feb-55	0.15	6.13	—	—
Negotiable Certificates of Deposit issued by BCRP	1,279,644	4,087	(5)	1,283,726	Jan-21 / Mar-23	0.25	2.28	—	—
Bonds guaranteed by the Peruvian Government	566,915	79,762	—	646,677	Oct-24 / Jul-34	0.58	2.61	2.64	4.24
Global Bonds of the Republic of Peru	491,791	9,189	—	500,980	Jul-25 / Dec-32	—	—	1.04	1.79
Global Bonds of the Republic of Colombia	157,405	2,454	—	159,859	Jul-21 / Feb-24	—	—	0.25	1.38
Total	16,292,604	1,731,704	(121,956)	17,902,352
Accrued interest				251,140
Total				18,153,492

		Unrealized gross amount				Annual effective interest rate
	Amortized			Estimated		S/		US$
	cost	Gain	Loss (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2019
Corporate, leasing and subordinated bonds (*)	7,562,985	648,601	(12,300)	8,199,286	Jan-20 / Jan-114	0.71	21.76	2.26	10.73
Peruvian Sovereign Bonds	3,213,581	330,856	(242)	3,544,195	Aug-24 / Feb-55	1.59	5.31	—	—
Negotiable Certificates of Deposit issued by BCRP	1,481,962	1,533	(2)	1,483,493	Jan-20 / Jun-21	2.15	3.04	—	—
Bonds guaranteed by the Peruvian Government	626,087	42,153	(167)	668,073	Oct-24 / Jul -34	2.24	4.14	3.61	5.14
Global Bonds of the Republic of Colombia	114,431	551	—	114,982	Jul-21 / Mar-23	—	—	2.24	2.46
Total	12,999,046	1,023,694	(12,711)	14,010,029
Accrued interest				178,444
Total				14,188,473

(*)

As of December 31, 2020 and 2019, Inteligo holds corporate bonds issued by different entities for approximately S/381,814,000 and S/440,409,000, respectively, which guarantee loans with Credit Suisse First Boston for S/217,260,000 and S/238,608,000, respectively and with Bank J. Safra Sarasin for S/83,283,000 and S/76,222,000, respectively; see Note 9(a).

(b.1)

The Group has determined that the unrealized losses on debt instruments as of December 31, 2020 and 2019, not related to credit risk, are of temporary nature. As of  December 31, 2020 and 2019, the detail of the unrealized losses corresponding to debt instruments classified as at fair value through other comprehensive income is as follows:

	31.12.2020			31.12.2019
Issuer	Amortized Cost	Unrealized gross gain	Unrealized gross loss	Amortized Cost	Unrealized gross gain	Unrealized gross loss	Maturity as of December 31, 2020	Risk rating as of December 31, 2020 (***)
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Rutas de Lima	295,720	—	(115,519)	285,047	46,465	—	2036-2039	Less than B- (*)
Peruvian Sovereign Bonds	5,765,074	589,423	(154)	3,213,581	330,856	(242)	2024-2055	A- (*)
Instruments with individual losses minor than S/4 million	1,345,816	32,978	(6,283)	2,066,654	93,043	(12,469)	—	—
Total	7,406,610	622,401	(121,956)	5,565,282	470,364	(12,711)

(*)	Instrument rated abroad.
(**)	Instrument rated in Peru.
(***)	For those issuers with different instruments, the classification presented corresponds to the instrument with the largest unrealized loss.

On the other hand, the movement of the allowance for expected credit losses for debt instruments measured at fair value through other comprehensive income is presented below:

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Expected credit loss at the beginning of the year	34,743	28,050
Impairment of financial investments
New assets originated or purchased	120	1,588
Assets derecognized or matured (excluding write-offs)	(8,879)	(1,290)
Others (*)	41,663	6,492
Loss of the year to impairment on financial investments	32,904	6,790
Foreign exchange effect	3,913	(97)
Expected credit loss at the end of the year	71,560	34,743

(*)	As of of December 31, 2020, mainly includes impairment allocated to Rutas de Lima for approximately S/33,188,000.

(c)

As of December 31, 2020, investments at amortized cost are comprised of Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/2,707,298,000, including accrued interest (as of December 31, 2019 are entirely comprised of Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/2,206,986,000, including accrued interest).

As of December 31, 2020, the Sovereign Bonds of the Republic of Peru have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 5.15 percent (as of December 31, 2019, these investments have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 6.26 percent), and estimated fair value amounting to approximately S/2,988,539,000 and S/2,328,303,000, as of December 31, 2020 and December 31, 2019, respectively.

During the year 2019, the Government of the Republic of Peru performed a public offering to buyback certain sovereign bonds, with the purpose of renewing its debt and funding its fiscal deficit. Considering the purpose of this offering, following such offering, there would be no outstanding sovereign bonds of the repurchased issuances.  In the event that some bonds remained outstanding, they would become illiquid on the market. In that sense, Interbank took part of these public offerings and sold to the Government of the Republic of Peru sovereign bonds classified as investments at amortized cost for approximately S/340,518,000, generating a gain amounting to S/8,474,000, which was recorded within the caption “Gain from derecognition of financial investments at amortized cost” of the interim consolidated statement of income. Notwithstanding the aforementioned, with the purpose of maintaining its asset management strategy, the Bank purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/340,432,000, and classified them as investments at amortized cost. In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the debt renewal and the funding of the fiscal deficit of the Republic of Peru.

As of December 31, 2020, and 2019, Interbank hold loans with the BCRP that are guaranteed with these sovereign bonds of the Republic of Peru, classified as restricted, for approximately S/1,071,740,000 and S/762,347,000, respectively; see Note 9(a).

(d)	The composition of financial instruments at fair value through profit or loss is as follows:

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,260,929	1,083,079
BioPharma Credit PLC	131,623	132,054
Royalty Pharma	107,530	117,682
Others minor	462,353	153,468
Debt instruments
Corporate, leasing and subordinated bonds	80,342	65,254
Total	2,042,777	1,551,537

(e)The composition of equity instruments measured at fair value through other comprehensive income is presented below:

	31.12.2020	31.12.2019
	S/(000)	S/(000)
BioPharma Credit PLC	358,848	336,338
InRetail Perú Corp	339,945	285,962
Ishares	131,795	140,198
ViaSat Inc.	117,033	—
Luz del Sur S.A.A.	87,129	87,983
Engie-Energía Perú S.A.	80,852	90,670
Ferreycorp S.A.A.	73,785	83,013
Credicorp	70,130	18,030
Others (minor than S/36 million)	114,031	83,528
Total	1,373,548	1,125,722

(f)	The Group rates its financial assets into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1: When the financial assets are first recognized, the Group recognizes an allowance based on 12 months ECLs. Stage 1 also includes financial assets whose credit risk has improved and the loan has been reclassified from Stage 2.

Stage 2: When a financial asset has shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs. Stage 2 also includes financial assets whose credit risk has improved and the financial asset has been reclassified from Stage 3.

Stage 3: Financial assets considered credit -impaired. The Group records an allowance for the lifetime financial asset.

For more information, see Note 30.1 of the Annual Consolidated Financial Statements.

Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost, classified by stages, in accordance with IFRS 9 as of December 31, 2020 and 2019:

	31.12.2020				31.12.2019
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Corporate, leasing and subordinated bonds	8,744,625	212,140	—	8,956,765	7,866,111	333,175	—	8,199,286
Peruvian Sovereign Bonds	9,005,274	—	—	9,005,274	5,704,970	—	—	5,704,970
Negotiable Certificates of Deposit issued by BCRP	1,283,727	—	—	1,283,727	1,483,493	—	—	1,483,493
Bonds guaranteed by the Peruvian Government	646,677	—	—	646,677	668,073	—	—	668,073
Global Bonds of the Republic of Peru	500,980	—	—	500,980	—	—	—	—
Global Bonds of the Republic of Colombia	159,859	—	—	159,859	114,982	—	—	114,982
Total	20,341,142	212,140	—	20,553,282	15,837,629	333,175	—	16,170,804

5.	Loans, net
(a)	This caption is made up as follows:

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Direct loans
Loans	34,718,320	28,504,689
Credit cards	4,379,884	5,876,983
Leasing	1,211,324	1,533,395
Discounted notes	468,664	686,164
Factoring	571,994	374,192
Advances and overdrafts	39,414	87,373
Refinanced loans	287,119	251,180
Past due and under legal collection loans	1,405,185	943,168
	43,081,904	38,257,144
Plus (minus)
Accrued interest from performing loans	445,122	316,171
Unearned interest and interest collected in advance	(22,752)	(41,683)
Impairment allowance for loans (d)	(2,984,851)	(1,394,779)
Total direct loans, net	40,519,423	37,136,853
Indirect loans	4,611,931	4,101,977

(b)	The classification of the direct loan portfolio is as follows:

	31.12.2020	31.12.2019
	(*)
	S/(000)	S/(000)
Commercial loans (c.1)	22,001,567	17,479,006
Consumer loans (c.1)	11,416,175	12,821,567
Mortgage loans (c.1)	7,721,267	7,206,445
Small and micro-business loans (c.1)	1,942,895	750,126
Total	43,081,904	38,257,144

(*)

As of December 31, 2020, the balance of the direct loan portfolio includes disbursements made by Interbank within the “Reactiva Perú” program for approximately S/6,617 million, out of which S/4,488 million were granted to clients of its commercial portfolio and S/2,129 million to clients of its small and micro- business portfolio.

(c)

The following table shows the credit quality and maximum exposure to credit risk of direct loans based on the Group's internal credit rating as of December 31, 2020 and 2019. The amounts presented do not consider impairment.

	31.12.2020				31.12.2019
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	31,694,702	923,185	—	32,617,887	28,314,167	271,610	—	28,585,777
Standard grade	4,668,258	1,108,249	—	5,776,507	4,675,010	528,372	—	5,203,382
Sub-standard grade	756,793	641,174	—	1,397,967	358,527	969,387	—	1,327,914
Past due but not impaired	859,509	1,101,182	—	1,960,691	1,474,310	770,876	—	2,245,186
Impaired
Individually impaired	—	—	7,678	7,678	—	—	8,444	8,444
Collectively impaired	—	—	1,321,174	1,321,174	—	—	886,441	886,441
Total direct loans	37,979,262	3,773,790	1,328,852	43,081,904	34,822,014	2,540,245	894,885	38,257,144

	31.12.2020				31.12.2019
Indirect loans	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	4,021,852	391,952	—	4,413,804	3,733,040	62,860	—	3,795,900
Standard grade	106,294	53,661	—	159,955	108,515	118,463	—	226,978
Sub-standard grade	67	8,087	—	8,154	7,597	41,095	—	48,692
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually impaired	—	—	22,607	22,607	—	—	22,607	22,607
Collectively impaired	—	—	7,411	7,411	—	—	7,800	7,800
Total indirect loans	4,128,213	453,700	30,018	4,611,931	3,849,152	222,418	30,407	4,101,977

(c.1)The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loan portfolio:

	31.12.2020				31.12.2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	16,239,927	620,064	—	16,859,991	12,786,786	53,449	—	12,840,235
Standard grade	2,940,008	789,777	—	3,729,785	2,605,473	127,347	—	2,732,820
Sub-standard grade	306,131	101,578	—	407,709	132,707	401,991	—	534,698
Past due but not impaired	428,695	339,035	—	767,730	1,069,813	102,267	—	1,172,080
Impaired
Individually impaired	—	—	7,678	7,678	—	—	8,444	8,444
Collectively impaired	—	—	228,674	228,674	—	—	190,729	190,729
Total commercial loans	19,914,761	1,850,454	236,352	22,001,567	16,594,779	685,054	199,173	17,479,006

	31.12.2020				31.12.2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	7,971,986	147,158	—	8,119,144	9,319,421	176,764	—	9,496,185
Standard grade	977,049	271,901	—	1,248,950	1,443,966	311,673	—	1,755,639
Sub-standard grade	162,849	379,388	—	542,237	196,126	362,228	—	558,354
Past due but not impaired	160,498	620,753	—	781,251	167,295	443,693	—	610,988
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	724,593	724,593	—	—	400,401	400,401
Total consumer loans	9,272,382	1,419,200	724,593	11,416,175	11,126,808	1,294,358	400,401	12,821,567

	31.12.2020				31.12.2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	6,182,121	6,025	—	6,188,146	5,676,737	21,775	—	5,698,512
Standard grade	481,808	33,994	—	515,802	550,656	65,662	—	616,318
Sub-standard grade	246,609	93,321	—	339,930	25,855	190,605	—	216,460
Past due but not impaired	265,115	104,477	—	369,592	225,687	201,506	—	427,193
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	307,797	307,797	—	—	247,962	247,962
Total mortgage loans	7,175,653	237,817	307,797	7,721,267	6,478,935	479,548	247,962	7,206,445

	31.12.2020				31.12.2019
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,300,668	149,938	—	1,450,606	531,223	19,622	—	550,845
Standard grade	269,393	12,577	—	281,970	74,915	23,690	—	98,605
Sub-standard grade	41,204	66,887	—	108,091	3,839	14,563	—	18,402
Past due but not impaired	5,201	36,917	—	42,118	11,515	23,410	—	34,925
Impaired
Individually impaired	—	—	—	—	—	—	—	—
Collectively impaired	—	—	60,110	60,110	—	—	47,349	47,349
Total small and micro-business loans	1,616,466	266,319	60,110	1,942,895	621,492	81,285	47,349	750,126

Total direct loans	37,979,262	3,773,790	1,328,852	43,081,904	34,822,014	2,540,245	894,885	38,257,144

(d)

During the year 2020, the impairment loss for direct and indirect loans amounted to S/2,376,991,000 and S/16,953,000, respectively. Following is the movement of the allowance for expected credit loss for direct and indirect loans:

(d.1)	Direct loans

	31.12.2020				31.12.2019
Direct loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	461,892	394,773	538,114	1,394,779	394,801	462,749	507,254	1,364,804
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	451,031	—	—	451,031	317,473	—	—	317,473
Assets derecognized or repaid (excluding write offs)	(83,688)	(59,007)	(33,298)	(175,993)	(98,575)	(82,624)	(42,311)	(223,510)
Transfers to Stage 1	75,293	(74,069)	(1,224)	—	126,904	(125,255)	(1,649)	—
Transfers to Stage 2	(193,848)	209,331	(15,483)	—	(139,232)	156,706	(17,474)	—
Transfers to Stage 3	(78,182)	(155,912)	234,094	—	(63,227)	(135,678)	198,905	—
Impact on the expected credit loss for credits that change stage in the period	(41,530)	250,635	902,137	1,111,242	(91,914)	148,328	650,594	707,008
Others	655,617	314,104	20,990	990,711	16,327	(28,174)	(16,381)	(28,228)
Total (*)	784,693	485,082	1,107,216	2,376,991	67,756	(66,697)	771,684	772,743
Write-offs (**)	—	—	(925,960)	(925,960)	—	—	(874,068)	(874,068)
Recovery of written–off loans	—	—	106,395	106,395	—	—	136,468	136,468
Foreign exchange effect (***)	7,319	6,579	18,748	32,646	(665)	(1,279)	(3,224)	(5,168)
Expected credit loss at the end of year balances	1,253,904	886,434	844,513	2,984,851	461,892	394,773	538,114	1,394,779

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	31.12.2020				31.12.2019
Direct loans – Commercial	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	54,693	24,399	67,158	146,250	68,705	27,397	98,111	194,213
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	118,602	—	—	118,602	42,558	—	—	42,558
Assets derecognized or repaid (excluding write offs)	(21,764)	(5,610)	(3,272)	(30,646)	(35,809)	(9,153)	(9,384)	(54,346)
Transfers to Stage 1	2,759	(2,759)	—	—	6,996	(6,996)	—	—
Transfers to Stage 2	(38,674)	38,674	—	—	(13,571)	14,721	(1,150)	—
Transfers to Stage 3	(1,112)	(1,772)	2,884	—	(4,506)	(3,583)	8,089	—
Impact on the expected credit loss for credits that change stage in the period	4,211	16,255	24,738	45,204	(2,900)	5,779	26,199	29,078
Others	(12,081)	(20,308)	671	(31,718)	(6,239)	(3,599)	(25,290)	(35,128)
Total (*)	51,941	24,480	25,021	101,442	(13,471)	(2,831)	(1,536)	(17,838)
Write-offs (**)	—	—	(27,817)	(27,817)	—	—	(29,800)	(29,800)
Recovery of written–off loans	—	—	1,756	1,756	—	—	968	968
Foreign exchange effect (***)	6,927	3,140	6,061	16,128	(541)	(167)	(585)	(1,293)
Expected credit loss at the end of year balances	113,561	52,019	72,179	237,759	54,693	24,399	67,158	146,250

	31.12.2020				31.12.2019
Direct loans – Consumer	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	384,989	332,697	340,914	1,058,600	303,953	398,353	284,645	986,951
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	185,014	—	—	185,014	257,150	—	—	257,150
Assets derecognized or repaid (excluding write offs)	(57,327)	(49,644)	(18,275)	(125,246)	(57,268)	(69,819)	(17,238)	(144,325)
Transfers to Stage 1	57,658	(56,434)	(1,224)	—	111,506	(109,857)	(1,649)	—
Transfers to Stage 2	(109,269)	113,159	(3,890)	—	(120,042)	124,906	(4,864)	—
Transfers to Stage 3	(73,702)	(145,625)	219,327	—	(54,960)	(121,246)	176,206	—
Impact on the expected credit loss for credits that change stage in the period	(52,263)	217,858	793,684	959,279	(81,409)	135,659	553,748	607,998
Others	669,908	363,842	60,058	1,093,808	26,129	(24,275)	7,613	9,467
Total (*)	620,019	443,156	1,049,680	2,112,855	81,106	(64,632)	713,816	730,290
Write-offs (**)	—	—	(868,121)	(868,121)	—	—	(785,863)	(785,863)
Recovery of written–off loans	—	—	100,760	100,760	—	—	130,184	130,184
Foreign exchange effect (***)	142	2,682	6,477	9,301	(70)	(1,024)	(1,868)	(2,962)
Expected credit loss at the end of year balances	1,005,150	778,535	629,710	2,413,395	384,989	332,697	340,914	1,058,600

	31.12.2020				31.12.2019
Direct loans – Mortgage	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	9,418	22,788	89,476	121,682	8,428	20,142	86,040	114,610
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	2,125	—	—	2,125	2,153	—	—	2,153
Assets derecognized or repaid (excluding write offs)	(932)	(1,972)	(10,652)	(13,556)	(1,017)	(1,354)	(12,834)	(15,205)
Transfers to Stage 1	13,011	(13,011)	—	—	6,760	(6,760)	—	—
Transfers to Stage 2	(647)	12,160	(11,513)	—	(1,174)	12,634	(11,460)	—
Transfers to Stage 3	(430)	(3,597)	4,027	—	(312)	(3,472)	3,784	—
Impact on the expected credit loss for credits that change stage in the period	7,838	3,058	62,977	73,873	(6,185)	2,094	32,211	28,120
Others	43,337	1,650	(43,681)	1,306	787	(420)	(2,212)	(1,845)
Total (*)	64,302	(1,712)	1,158	63,748	1,012	2,722	9,489	13,223
Write-offs (**)	—	—	(4,350)	(4,350)	—	—	(5,427)	(5,427)
Recovery of written–off loans	—	—	—	—	—	—	—	—
Foreign exchange effect (***)	219	751	5,934	6,904	(22)	(76)	(626)	(724)
Expected credit loss at the end of year balances	73,939	21,827	92,218	187,984	9,418	22,788	89,476	121,682

	31.12.2020				31.12.2019
Direct loans – Small and micro-business	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	12,792	14,889	40,566	68,247	13,715	16,857	38,458	69,030
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	145,290	—	—	145,290	15,612	—	—	15,612
Assets derecognized or repaid (excluding write offs)	(3,665)	(1,781)	(1,099)	(6,545)	(4,481)	(2,298)	(2,855)	(9,634)
Transfers to Stage 1	1,865	(1,865)	—	—	1,642	(1,642)	—	—
Transfers to Stage 2	(45,258)	45,338	(80)	—	(4,445)	4,445	—	—
Transfers to Stage 3	(2,938)	(4,918)	7,856	—	(3,449)	(7,377)	10,826	—
Impact on the expected credit loss for credits that change stage in the period	(1,316)	13,464	20,738	32,886	(1,420)	4,796	38,436	41,812
Others	(45,547)	(31,080)	3,942	(72,685)	(4,350)	120	3,508	(722)
Total (*)	48,431	19,158	31,357	98,946	(891)	(1,956)	49,915	47,068
Write-offs (**)	—	—	(25,672)	(25,672)	—	—	(52,978)	(52,978)
Recovery of written–off loans	—	—	3,879	3,879	—	—	5,316	5,316
Foreign exchange effect (***)	31	6	276	313	(32)	(12)	(145)	(189)
Expected credit loss at the end of year balances	61,254	34,053	50,406	145,713	12,792	14,889	40,566	68,247

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

	31.12.2020				31.12.2019
Contingent credits, guarantees and stand-by letters, import and export letters of credit	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	16,367	4,720	18,607	39,694	19,829	19,753	22,469	62,051
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	5,816	—	—	5,816	6,937	—	—	6,937
Assets derecognized or repaid (excluding write offs)	(2,859)	(640)	(254)	(3,753)	(9,803)	(6,597)	(3,400)	(19,800)
Transfers to Stage 1	1,681	(1,681)	—	—	7,101	(7,101)	—	—
Transfers to Stage 2	(7,493)	7,493	—	—	(2,410)	2,410	—	—
Transfers to Stage 3	(89)	(32)	121	—	(125)	(1)	126	—
Impact on the expected credit loss for credits that change stage in the period	(1,272)	7,375	596	6,699	(2,997)	(1,407)	75	(4,329)
Others	4,306	(37)	3,922	8,191	(1,996)	(2,091)	(653)	(4,740)
Total (*)	90	12,478	4,385	16,953	(3,293)	(14,787)	(3,852)	(21,932)
Write-offs (**)	—	—	—	—	—	—	—	—
Recovery of written–off loans	—	—	—	—	—	—	—	—
Foreign exchange effect and others (***)	709	322	45	1,076	(169)	(246)	(10)	(425)
Expected credit loss at the end of year balances	17,166	17,520	23,037	57,723	16,367	4,720	18,607	39,694

(*)

As of December 31, 2020, the increase in loan impairment loss, net of recoveries, corresponds to greater provision requirements, mainly in the consumer loan portfolio related to adjustments performed in the calculation model of expected credit loss of Interbank’s clients aimed to face the impact of Covid-19.

(**)

The Group writes-off financial assets that are still subject to collection activities. In this regard, the Group seeks to recover the amounts legally owed in full but have been written off because there is no reasonable expectation of recovery.

(***)Corresponds mainly to the effect of the exchange rate and the variation of the time value of money.

6.	Investment property
(a)	This caption is made up as follows:

	31.12.2020	31.12.2019	Acquisition or construction year	Valuation methodology as of December 31, 2020 and 2019
	S/(000)	S/(000)
Land
San Isidro – Lima	241,112	239,152	2009	Appraisal
San Martín de Porres – Lima	79,080	72,013	2015	Appraisal
Piura	32,908	50,396	2008	Appraisal
Sullana	17,703	16,540	2012	Appraisal
Santa Clara – Lima	14,162	12,961	2017	Appraisal
Others	9,163	8,727	-	DCF/Appraisal
	394,128	399,789
Completed investment property - “Real Plaza” Shopping Malls
Talara	35,192	37,772	2015	DCF
	35,192	37,772
Buildings
Orquídeas - San Isidro - Lima	157,991	168,787	2017	DCF
Ate Vitarte – Lima	109,980	82,925	2006	DCF
Piura	75,531	—	2020	DCF
Chorrillos – Lima	67,426	71,680	2017	DCF
Chimbote	43,077	49,898	2015	DCF
Maestro-Huancayo	32,378	34,569	2017	DCF
Cusco	31,585	30,774	2017	DCF
Pardo y Aliaga – Lima	21,437	19,963	2008	DCF
Panorama – Lima	20,449	21,819	2016	DCF
Trujillo	18,111	17,600	2016	DCF
Cercado de Lima – Lima	14,697	13,545	2017	DCF
Others	21,996	22,975	-	DCF
	614,658	534,535

Total	1,043,978	972,096

DCF: Discounted cash flow

i)	As of December 31, 2020 and 2019, there are no liens on investment property.

(b)	The net gain on investment properties as of December 31, 2020 and 2019, consists of the following:

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Income from rental of investment property	39,491	48,839
Gain on valuation of investment property	5,438	54,493
Loss on sale of investment property (d)	—	(7,164)
Total	44,929	96,168

(c)	The movement of investment property is as follows:

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Beginning of year balances	972,096	986,538
Additions	61,243	60,865
Sales (d)	—	(129,800)
Valuation gain	5,438	54,493
Net transfers	5,201	—
Balances as of December 31	1,043,978	972,096

(d)

During 2019, Interseguro sold to related entities in cash and at market value, two lands located in Miraflores and Huaral. Likewise, Interseguro sold to third parties, in cash and at market value, an educational center and offices located in San Juan de Lurigancho and San Isidro. For these sales, Interseguro recognized a net loss of approximately S/7,164,000. The result of the sale of investment property is presented as "Net gain on investment property" in the interim consolidated statement of income.

(e)	The valuation techniques to estimate the fair value and the main assumptions used are described in Note 7 “Investment property” of the Annual Consolidated Financial Statements.

7.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Accounts receivable and other assets, net
Financial instruments
Accounts receivable related to derivative financial instruments (b)	395,249	220,776
Other accounts receivable, net	357,783	393,254
Accounts receivable from sale of investments	111,237	74,373
Operations in process	93,933	45,613
Assets for technical reserves for claims and premiums by reinsurers	59,235	77,430
Others	35,952	39,760
	1,053,389	851,206
Non-financial instruments
Prepaid Income Tax	149,356	25,270
Investments in associates	70,344	72,301
Deferred charges	52,939	63,377
Realizable assets, received as payment and seized through legal actions	23,224	22,446
Prepaid rights to related entity	3,400	6,628
Others	2,377	10,644
	301,640	200,666
Total	1,355,029	1,051,872
Accounts payable, provisions and other liabilities
Financial instruments
Accounts payable related to contracts with financial component	561,752	377,721
Other accounts payable	364,789	436,331
Accounts payable related to derivative financial instruments (b)	271,326	222,305
Lease liabilities	269,755	341,836
Accounts payable for acquisitions of investments	185,432	75,820
Operations in process	175,194	132,982
Others	175,539	181,732
	2,003,787	1,768,727
Non-financial instruments
Provision for other contingencies	48,711	50,931
Taxes payable	38,853	76,423
Others	54,801	64,146
	142,365	191,500
Total	2,146,152	1,960,227

(b)	The fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts as of December 31, 2020 and 2019 is presented below:

As of December 31, 2020	Asset	Liability	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the interim consolidated statement of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading
Forward exchange contracts	23,512	13,935	3,661,038	—	Between January 2021 and September 2021	—	—
Interest rate swaps	140,906	139,531	4,382,535	—	Between October 2021 and August 2030	—	—
Currency swaps	69,007	50,192	2,520,758	—	Between April 2021 and February 2027	—	—
Cross currency swaps	—	67,523	213,125	—	January 2023	—	—
Options	—	145	22,700	—	Between January 2021 and June 2021	—	—
	233,425	271,326	10,800,156	—
Derivatives held as hedges Cash flow hedges:
Cross currency swaps (CCS)	126,839	—	1,596,861	(8,446)	January 2023	Corporate bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	34,985	—	543,150	(5,904)	October 2027	Senior bonds	Bonds, notes and other obligations
	161,824	—	2,140,011	(14,350)
	395,249	271,326	12,940,167	(14,350)

As of December 31, 2019	Asset	Liability	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the interim consolidated statement of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading
Forward exchange contracts	95,961	45,276	9,289,914	—	Between January 2020 and January 2021	—	—
Interest rate swaps	81,517	75,071	4,238,143	—	Between November 2020 and December 2029	—	—
Currency swaps	30,438	36,428	1,727,922	—	Between January 2020 and September 2026	—	—
Cross currency swaps	—	50,523	195,056	—	January 2023	—	—
Options	33	126	22,154	—	Between January 2020 and December 2020	—	—
	207,949	207,424	15,473,189	—
Derivatives held as hedges Cash flow hedges:
Cross currency swaps (CCS)	12,827	8,225	1,461,474	(31,211)	January 2023	Corporate bonds	Bonds, notes and other obligations
Cross currency swaps (CCS)	—	2,821	497,100	(19,694)	October 2027	Senior bonds	Bonds, notes and other obligations
Interest rate swaps (IRS)	—	1,670	132,560	(285)	November 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,080	82,850	(289)	December 2020	Due to banks	Due to banks and correspondents
Interest rate swaps (IRS)	—	1,085	82,850	(287)	December 2020	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS) (ii)	—	—	—	1,097	-	-	-
	12,827	14,881	2,256,834	(50,669)
	220,776	222,305	17,730,023	(50,669)

(i)	As of December 31,2020 and 2019, certain derivative financial instruments required the establishment of collateral deposits; see Note 3(d).).
(ii)

For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness in 2020 and 2019.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

8.	Deposits and obligations
(a)	This caption is made up as follows:

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Saving deposits	17,852,282	11,384,876
Demand deposits	13,832,262	11,716,035
Time deposits	13,534,993	13,053,033
Compensation for service time	1,923,698	1,933,052
Other obligations	6,040	6,228
Total	47,149,275	38,093,224

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.
(c)	As of December 31, 2020 and 2019, approximately S/14,020,602,000 and S/10,725,904,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.
9.	Due to banks and correspondents
(a)	This caption is comprised of the following:

	31.12.2020	31.12.2019
	S/(000)	S/(000)
By type
Banco Central de Reserva del Perú - BCRP (b)	7,736,322	1,897,568
Promotional credit lines	1,453,397	1,422,067
Loans received from foreign entities	427,278	613,090
Loans received from Peruvian entities	1,117	2,049
	9,618,114	3,934,774
Interest and commissions payable	42,763	44,863
	9,660,877	3,979,637
By term
Short term	1,769,403	2,666,530
Long term	7,891,474	1,313,107
Total	9,660,877	3,979,637

(b)

During 2020, Interbank took part in the auction of funds for the “Reactiva Perú” program, Note 1(b). As of December 31, 2020, the amount recorded as debt to the BCRP amounts to approximately S/6,616,518,000.

(c)

As of December 31, 2020, and 2019, some of the Bank loans agreements include standard covenants regarding capital ratios, financial ratios, disposal of assets and transactions among companies under certain conditions, the use of funds and other issues.

In the opinion of Management and its legal advisors, all covenants have been met by the Group related to its due to banks and correspondents as of December 31, 2020 and 2019.

10.	Bonds, notes and other obligations

(a)This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	31.12.2020	31.12.2019
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program
Third (A serie)	Interbank	3.5% + VAC (*)	Semi-annually	2023	S/ 110,000	91,000	91,000
Eighth (A serie)	Interbank	6.91%	Semi-annually	2022	S/ 137,900	137,900	136,908
						228,900	227,908
Subordinated bonds – second program
Second (A serie)	Interbank	5.81%	Semi-annually	2023	S/ 150,000	149,881	149,827
Third (A serie)	Interbank	7.50%	Semi-annually	2023	US$50,000	180,819	165,426
						330,700	315,253
Subordinated bonds – third program
First - single serie	Interseguro	6.00%	Semi-annually	2029	US$20,000	72,420	66,280
Second - single serie	Interseguro	4.34%	Semi-annually	2029	US$20,000	72,420	66,280
Third - single serie (c)	Interseguro	4.84%	Semi-annually	2030	US$25,000	90,525	—
						235,365	132,560
Corporate bonds – second program
Fifth (A serie)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/ 150,000	150,000	150,000

Negotiable certificates of deposits – first program
First (A serie)	Interbank	4.28%	Annually	2020	S/ 150,000	—	148,603
Total local issuances						944,965	974,324
International issuances
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	1,082,915	990,216
Junior subordinated notes	Interbank	8.500%	Semi-annually	2070	US$200,000	—	660,992
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,065,482	969,794
Corporate bonds	Interbank	3.375%	Semi-annually	2023	US$484,895	1,714,707	1,549,877
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/ 312,000	311,282	311,185
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,436,818	1,313,259
Subordinated bonds (d)	Interbank	4.000%	Semi-annually	2030	US$300,000	1,078,493	—
Total international issuances						6,689,697	5,795,323
Total local and international issuances						7,634,662	6,769,647
Interest payable						144,089	120,643
Total						7,778,751	6,890,290

(*)	The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of December 31, 2020, and 2019, the international issuances maintain mainly standard clauses for periodic reporting of financial information. In the opinion of Management and its legal advisors, these clauses have been met by the Group as of December 31, 2020 and December 31, 2019. See detailed information in Note 13 of the Annual Consolidated Financial Statements.

(c)

On September 30, 2020, Interseguro issued subordinated bonds denominated “Third Issuance of the Third Program of Subordinated Bonds Interseguro (Single Serie)” for the amount of US$25,000,000, recorded in Section “Transferable Securities and Issuance Programs” of the Public Registry of the Stock Market, under the Third Program of Subordinated Bonds of Interseguro.

(d)

During the month of June 2020, Interbank issued subordinated bonds called “4.00% Subordinated Notes due 2030” for an amount of US$300,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1933 of the United States of America.

11.	Insurance contract liabilities
(a)	This caption is comprised of the following:

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	12,298,075	11,223,456
Technical reserves for claims (c)	203,648	203,175
	12,501,723	11,426,631
By term
Short term	1,035,915	948,316
Long term	11,465,808	10,478,315
Total	12,501,723	11,426,631

(b)	The movement of technical reserves for insurance premiums (disclosed by type of insurance) as of December 31, 2020 and 2019, is as follows:
	2020						2019
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of period balances	9,741,241	779,455	630,801	41,073	30,886	11,223,456	8,716,080	715,217	586,166	39,683	10,057,146
Insurance subscriptions	249,380	—	2,259	31,808	—	283,447	293,860	—	3,804	36,388	334,052
Acquisition of Mapfre (*)	—	—	—	—	292,499	292,499	—	—	—	—	—
Interest rate effect	356,012	(22,251)	—	—	(1,225)	332,536	921,312	79,761	—	—	1,001,073
Time passage adjustments	(193,358)	(11,912)	110,102	(35,167)	(2,101)	(132,436)	(97,668)	(15,523)	123,371	(34,950)	(24,770)
Maturities and recoveries	—	—	—	—	(50,654)	(50,654)	—	—	(41,353)	—	(41,353)
Exchange differences	295,180	—	53,663	301	83	349,227	(92,343)	—	(10,301)	(48)	(102,692)
Balances as of December 31	10,448,455	745,292	796,825	38,015	269,488	12,298,075	9,741,241	779,455	661,687	41,073	11,223,456

(*)

In December 2019, the SBS authorized the transfer of a net equity block from Mapfre Peru Vida, which was made effective on January 2, 2020. The final value of the loan portfolio transfer resulted in a price adjustment in favor of Mapfre for a total amount of S/9,534,000.

(c)	In Management’s opinion, these balances reflect the exposure of life and general insurance contracts as of December 31, 2020 and 2019, in accordance with IFRS 4.

(d)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves as of December 31, 2020 and 2019, are the following:

Interest rates
Type	Mortality table 2020/2019		31.12.2020	31.12.2019
Annuities	SPP-S-2017, SPP-I-2017		3.53% in US$	4.54% in US$
	with improvement factor for mortality		2.05% in S/ VAC 5.07% in adjusted S/	1.89% in S/ VAC 5.10% in adjusted S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		2.05% in S/ VAC	1.89% in S/ VAC
SCTR insurance	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		2.05% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjusted		4.00 - 5.00%	4.00 - 5.00%
Lifetime RPP	SPP-S-2017, SPP-I-2017 with improvement factor for mortality	RV2004M, MI85, B85A, B2006 as appropriate (with adjustment factors)	2.05% in S/ VAC	5.59% in US$ 3.36% in S/ VAC 6.83% in adjusted S/

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of Decemeber 31, 2020 and 2019 are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	31.12.2020			31.12.2019
		Variation of the reserve			Variation of the reserve
	Reserve	Amount	Percentage	Reserve	Amount	Percentage
Variables	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities
Portfolio in S/ and US Dollars - Basis amount
Changes in interest rate: + 100 bps	9,235,280	(1,071,558)	(10.40)	8,646,725	(1,006,695)	(10.43)
Changes in interest rate: - 100 bps	11,621,443	1,314,606	12.75	10,890,170	1,236,750	12.81
Changes in mortality table at 105%	10,193,469	(113,369)	(1.10)	9,554,268	(99,152)	(1.03)
Changes in mortality table at 95%	10,425,963	119,125	1.16	9,757,493	104,073	1.08
Retirements, disability and survival
Portfolio in S/ – Basis amount
Changes in interest rate: + 100 bps	660,001	(85,291)	(11.44)	687,451	(92,004)	(11.80)
Changes in interest rate: - 100 bps	851,384	106,092	14.23	894,614	115,159	14.77
Changes in mortality table at 105%	735,321	(9,971)	(1.34)	769,044	(10,411)	(1.34)
Changes in mortality table at 95%	755,775	10,484	1.41	790,403	10,948	1.40
SCTR insurance
Portfolio in S/ – Basis amount
Changes in interest rate: + 100 bps	274,323	(45,819)	(14.31)	34,653	(5,464)	(13.62)
Changes in interest rate: - 100 bps	380,684	60,542	18.91	47,190	7,074	17.63
Changes in mortality table at 105%	317,191	(2,951)	(0.92)	39,683	(433)	(1.08)
Changes in mortality table at 95%	323,233	3,091	0.97	40,608	491	1.22
Lifetime RPP
Portfolio in S/ – Basis amount
Changes in interest rate: + 100 bps	128,327	(13,200)	(9.33)	80,971	(6,851)	(7.80)
Changes in interest rate: - 100 bps	157,297	15,770	11.14	95,808	7,987	9.09
Changes in mortality table at 105%	140,428	(1,099)	(0.78)	87,270	(551)	(0.63)
Changes in mortality table at 95%	142,678	1,151	0.81	88,398	577	0.66

12.	Net equity
(a)	Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of December 31, 2020, and 2019, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on April 7, 2020, agreed to distribute dividends for the year 2019 for approximately US$202,033,000 (equivalent to approximately S/698,228,000), equivalent to US$1.75 per share, which were paid on May 6, 2020.

The General Shareholders’ Meeting of IFS held on April 1, 2019, agreed to distribute dividends for the year 2018 for approximately US$197,187,000 (equivalent to approximately S/654,464,000), equivalent to US$1.75 per share, which were paid on May 3, 2019.

(b)     Treasury stock -

As of December 31, 2020, and 2019, the Company and subsidiaries hold 24,824 and 1,400 shares of own issue, with an acquisition cost equivalent to S/2,769,000 and S/196,000, respectively.

Sale of treasury stock (2019)

As indicated in Note 1(c), in July 2019, Interbank and IFS sold a combined 2,418,754 shares. Said sale was recorded by decreasing the caption “Treasury stock” for an amount of S/208,178,000, and the highest value collected due to said sale amounted to S/138,997,000 and was recorded in the caption “Retained earnings”.

(c)  Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019; see Note 1(c). Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d)  Reserves -

The Board of Directors of IFS held on April 22, 2020, agreed to constitute reserves for S/500,000,000 charged to retained earnings.

(e)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of December 31, 2020 and 2019, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statements of each Subsidiary prepared following the accounting principles and practices stated by their regulators (the SBS or Central Bank of the Bahamas, in the case of Inteligo Bank).

In Management’s opinion, Interbank, Interseguro and Inteligo Bank have been fulfilling the current requirements established by their regulators.

13.	Tax situation
(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas, are not subject to Income Tax, or any other taxes on capital gains, equity or property; nevertheless, IFS is subject to an additional tax on dividends received from its Subsidiaries incorporated and domiciled in Peru; see paragraph (b). The Subsidiaries incorporated and domiciled in Peru are subject to the Peruvian Tax legislation; see paragraph (c).

(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends.

In this regard, since IFS controls the entities that distribute the dividends, it recognizes the amount of the additional Income Tax on dividends received as expense of the financial year of the dividends.

(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2020 and 2019, was 29.5 percent, over the taxable income.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.  The Income Tax and the Value-Added-Tax returns subject to inspection by the Tax Authority in each of the Subsidiaries, are the following:

- Interbank: Income Tax returns for the years 2014 to 2019, and Value-Added-Tax returns for the years 2016 to 2019.

-	Interseguro: Income Tax returns for the years 2014, 2015, 2017, 2018, 2019 and 2020, and Value-Added-Tax returns for the years 2014 to 2019.
-	Hipotecaria Sura and Seguros Sura: Income Tax returns for the years 2014 to 2018, and Value-Added-Tax returns for the years 2014 to 2018.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the detail of the ongoing tax procedures for the Subsidiaries:

Interbank:

In April 2004, June 2006, February 2007, June 2007, November 2007, October 2008 and December 2010, Interbank received a number of Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started, with the exception of Income Tax 2006, which is still pending in the Tax Court.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, the Bank considers that the interest in suspense do not constitute accrued income, in accordance with the SBS’s regulations, which is also supported by rulings by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a recent pronouncement in June 2019.

Notwithstanding the foregoing, in February 2018, the Third Transitory Chamber of Constitutional and Social Law of the Supreme Court issued a ruling regarding a third bank that impacted the original estimation regarding the degree of contingency for this discrepancy. Subsequently, in June 2019, the Permanent Chamber of Constitutional and Social Law of the Supreme Court, in a case followed with another financial entity, ruled in favor of the tax treatment over the interest in suspense followed by said entity; which is consistent with the tax treatment followed by Interbank. On July 6, 2020 and December 28, 2020, the Permanent Chamber of Constitutional and Social Law of the Supreme Court notified Interbank its ruling regarding Income Tax for the year 2003 and prepaid Income Tax 2003, declaring groundless the cassation appeals filed by SUNAT and the Ministry of Economy and Finance (“MEF”, by its Spanish acronym), thus reaffirming the position held by Interbank regarding that interest in suspense does not constitute taxable income.

From the tax and legal analysis performed, reinforced by the aforementioned recent ruling by the Permanent Chamber of Constitutional and Social Law of the Supreme Court, Interbank’s Management and its external legal advisors consider that it exists sufficient technical support for the prevalence of Interbank’s position, in relation with the tax periods under resolution process; thus, it has not been recorded any provision for this contingency as of December 31, 2020 and 2019.

The tax liability requested for this concept and other minor contingencies as of December 31, 2020, without considering the effects of the ruling by the Permanent Chamber of Constitutional and Social Law of the Supreme Court published on

March 12, 2020, amounted to approximately S/382,000,000, and includes tax, fines and interest arrears (as of December 31, 2019 amounted to approximately S/303,000,000). However, it is estimated that once SUNAT performs the resettlements of the Income Tax, including the effects of said ruling, the requested amount will diminish significantly.

On the other hand, on February 3, 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. Subsequently, on November 6, 2018, SUNAT closed again the audit process corresponding to the Income Tax 2010, which had been reopened due to invalidity; Interbank filed a claim procedure and afterwards a tax appeal. Currently, the appeal is pending resolution by the Tax Court.

On February 14, 2018, SUNAT notified Interbank of the beginning of the partial audit process for the third category Income Tax corresponding to the year 2014. Subsequently, on September 7, 2018, SUNAT closed said partial audit process and did not determine any additional settlement of said tax.

On January 14, 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. The tax debt requested by SUNAT amounts to approximately S/50,000,000 (including taxes, penalties and moratorium interest). The main concept observed was the deduction of loan write-offs without proof by the SBS. As of December 31, 2020, the tax liability requested for this concept and other minor contingencies amounted to approximately S/40,000,000 (as of December 31, 2019, amounted to S/39,000,000).

To date, Interbank’s Management has submitted the respective complaints to the resolutions indicated above. In the opinion of Management and its legal advisors, any eventual additional tax would not be significant for the financial statements as of December 31, 2020 and 2019.

On April 26, 2019, SUNAT notified Interbank about the commencement of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process.

On July 31, 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. The tax debt requested by SUNAT amounts to approximately S/13,000,000.

Lastly, to date, SUNAT is auditing Interbank’s 2014 and 2015 taxable periods. In the opinion of Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of December 31, 2020 and 2019.

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015. The tax debt requested by SUNAT amounts to approximately S/19,000,000. On January 30, 2019, the Company filed an appeal against the Resolution of Determination claimed by SUNAT. Considering that this debt corresponds to a period prior to the acquisition of Seguros Sura by the Group and according to the conditions of the purchase and sale agreement of this entity, this debt, if confirmed after the legal actions that Management is to file, would be assumed by the sellers. On November 12, 2020, the Tax Court gave a favorable opinion to Interseguro, thus revoking the Resolution of Determination issued by SUNAT. Interseguro is in waiting of the corresponding deadline in order to be noticed whether SUNAT would appeal the Tax Court’s resolution.

In the opinion of Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of December 31, 2020 and 2019.

(e)	IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	2020	2019
	S/(000)	S/(000)
Current – Expense	42,012	454,772
Deferred – (Income) expense	(114,945)	38,554
	(72,933)	493,326

14.	Interest income and expenses, and similar accounts
(a)	This caption is comprised of the following:

	2020	2019
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	3,769,716	3,830,595
Interest on investments at fair value through other comprehensive income	769,718	723,796
Interest on investments at amortized cost	116,338	93,454
Dividends on financial instruments	103,294	74,698
Interest on due from banks and inter-bank funds	35,906	121,550
Other interest and similar income	4,371	3,123
Subtotal	4,799,343	4,847,216

One-off impact from the modification of contractual cash flows due to the loan rescheduling schemes (*)	(134,376)	—

Interest and similar income, net	4,664,967	4,847,216

Interest and similar expenses
Interest and fees on deposits and obligations	(522,357)	(705,824)
Interest on bonds, notes and other obligations	(381,320)	(446,543)
Interest and fees on obligations with financial institutions	(181,675)	(175,753)
Deposit insurance fund fees	(56,177)	(45,199)
Interest on lease payments	(15,288)	(16,568)
Result from hedging transactions	(9,266)	(9,241)
Other interest and similar expenses	(26,201)	(24,835)
Total	(1,192,284)	(1,423,963)

(b)	Corresponds to lower income generated by the modification of contractual cash flows due to customer loans rescheduling, see Note 2.3.1.

15.	Fee income from financial services, net
(a)	This caption is comprised of the following:

	2020	2019
	S/(000)	S/(000)
Income
Accounts maintenance, carriage, transfers, and debit and credit card fees	474,822	651,255
Banking services fees	192,588	220,207
Funds management	151,356	147,954
Contingent loans fees	52,156	56,153
Collection services	41,124	41,010
Brokerage and custody services	6,858	9,109
Others	42,207	40,801
Total	961,111	1,166,489
Expenses
Credit cards	(105,772)	(118,675)
Debtor’s life insurance premiums	(59,520)	(48,866)
Foreign banks fees	(15,105)	(17,172)
Brokerage and custody services	(630)	(642)
Others	(56,584)	(55,249)
Total	(237,611)	(240,604)
Net	723,500	925,885

16.	Other income and (expenses)
(a)	This caption is comprised of the following:

	2020	2019
	S/(000)	S/(000)
Other income
Other technical income from insurance operations	11,547	13,362
Income from investments in associates	9,068	15,647
Services rendered to third parties	7,843	3,859
Income from ATM rentals	3,971	3,789
Other income	29,688	34,003
Total other income	62,117	70,660
Other expenses
Sundry technical insurance expenses	(47,285)	(42,016)
Commissions from insurance activities	(28,390)	(35,266)
Donations	(5,509)	(5,352)
Provision for sundry risk	(4,918)	(3,872)
Expenses related to rental income	(1,993)	(3,456)
Other expenses	(55,952)	(41,201)
Total other expenses	(144,047)	(131,163)

17.	Insurance premiums and claims

(a)   The caption of net premiums earned is comprised of the following:

	Premiums assumed (1)		Adjustment of technical reserves (2)		Gross premiums (*) (3) = (1) - (2)		Premiums ceded to reinsurers (4)		Net premiums earned (5) = (3) - (4)
	31.12.2020	31.12.2019	31.12.2020	31.12.2019	31.12.2020	31.12.2019	31.12.2020	31.12.2019	31.12.2020	31.12.2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	248,025	315,508	(56,021)	(196,192)	192,004	119,316	—	—	192,004	119,316
Group life	138,360	136,513	281	(62)	138,641	136,451	(4,890)	(5,463)	133,751	130,988
Individual life	139,105	135,810	(61,978)	(82,343)	77,127	53,467	(4,592)	(4,430)	72,535	49,037
Retirement, disability and survival	9,347	12,282	11,912	15,523	21,259	27,805	(527)	(3,151)	20,732	24,654
Others	3	2	2,085	(3,421)	2,088	(3,419)	—	—	2,088	(3,419)
Total life insurance	534,840	600,115	(103,721)	(266,495)	431,119	333,620	(10,009)	(13,044)	421,110	320,576
Total general insurance	91,092	102,402	2,930	(2,218)	94,022	100,184	(151)	(127)	93,871	100,057
Total	625,932	702,517	(100,791)	(268,713)	525,141	433,804	(10,160)	(13,171)	514,981	420,633

(*)	It includes the annual variation of technical reserves and unearned premiums.

(b)	The caption of net claims and benefits incurred for life insurance contracts and others is comprised of the following:

	Gross claims and benefits		Ceded claims and benefits		Net insurance claims and benefits
	31.12.2020	31.12.2019	31.12.2020	31.12.2019	31.12.2020	31.12.2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(631,117)	(597,302)	—	—	(631,117)	(597,302)
Group life	(83,605)	(45,964)	4,868	3,792	(78,737)	(42,172)
Individual life	(17,495)	(8,010)	2,393	3,145	(15,102)	(4,865)
Retirement, disability and survival	(41,076)	(32,496)	4,206	(747)	(36,870)	(33,243)
Others	(12,794)	(1,655)	(216)	66	(13,010)	(1,589)
General insurance	(19,214)	(20,879)	(1)	(214)	(19,215)	(21,093)
	(805,301)	(706,306)	11,250	6,042	(794,051)	(700,264)

18.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted (loss) earnings per share, determined and calculated based on the (loss) earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the period	Weighted average number of outstanding shares
	(in thousands)	(in thousands)		(in thousands)
Period 2019
Balance as of January 1, 2019	110,692	110,692	365	110,692
Initial Public Offering, see Note 1(c)	4,755	4,755	161	2,097
Sale of treasury stock	2	2	103	1
Purchase of treasury stock	(3)	(3)	216	(1)
Balance as of December 31, 2019	115,446	115,446		112,789
Net profit for the period S/(000)				1,441,258
Basic and diluted earnings per share (Soles)				12.778
Period 2020
Balance as of January 1, 2020	115,446	115,446	365	115,446
Sale of treasury stock	4	4	266	3
Purchase of treasury stock	(27)	(27)	30	(2)
Balance as of December 31, 2020	115,423	115,423		115,447
Net profit for the period S/(000)				383,259
Basic and diluted earnings per share (Soles)				3.320

19.	Transactions with shareholders, related parties and affiliated entities
(a)	The table below presents the main transactions with shareholders, related parties and affiliated entities as of December 31, 2020 and 2019:

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Assets
Investments at fair value through profit or loss
Participations - Royalty Pharma	107,530	117,682
Other minors	107	270
Negotiable certificates of deposit – Financiera Oh! S.A.	—	9,372
	107,637	127,324
Investments at fair value through other comprehensive income
Shares - InRetail Perú Corp.	339,945	285,962
Corporate bonds - InRetail Shopping Malls S.A.	53,358	49,728
Corporate bonds - Colegios Peruanos S.A.	1,193	30,977
	394,496	366,667
Loans, net (b)	1,196,143	1,114,211
Accounts receivable (h)	79,504	77,824
Long-term accounts receivable (g)	40,128	39,141
Accounts receivable related to derivative financial instruments	4,276	817
Other assets (f)	21,517	11,928
Liabilities
Deposits and obligations	849,906	944,561
Other liabilities	567	56
Accounts payable related to derivative financial instruments	—	344
Off-balance sheet accounts
Indirect loans (b)	124,366	134,658

Income (expenses)
Interest and similar income	70,261	77,186
Interest and similar expenses	(7,264)	(17,471)
Valuation of financial derivative instruments	—	(52)
Rental income	18,609	22,118
Loss on sale of investment property	—	(7,164)
Administrative expenses	(42,768)	(38,717)
Others, net	7,017	15,294

(b)	As of December 31, 2020 and 2019, the detail of loans is the following:

	31.12.2020			31.12.2019
	Direct	Indirect	Total	Direct	Indirect	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Controlling	—	—	—	17	—	17
Affiliated	931,746	46,967	978,713	847,993	59,267	907,260
Associates	264,397	77,399	341,796	266,201	75,391	341,592
	1,196,143	124,366	1,320,509	1,114,211	134,658	1,248,869

(c)

As of December 31,2020 and 2019, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and executives of financial entities. As of December 30, 2020 and 2019, direct loans to employees, directors and executives amounted to S/222,076,000 and S/231,546,000, respectively; said loans are repaid monthly and bear interest at market rates. There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d)	The Group’s key personnel basic remuneration for the years ended December 31, 2020 and 2019, are presented below::

	2020	2019
	S/(000)	S/(000)
Salaries	21,859	22,180
Board of Directors’ compensations	3,719	2,438
Total	25,578	24,618

(e)

As of December 31, 2020 and 2019, the Group holds participations in different mutual funds managed by Interfondos that are classified as investment at fair value through profit or loss and amount approximately to S/342,000 and S/701,000, respectively.

(f)

It corresponds mainly to prepaid expenses for spaces ceded to Interbank in the stores of Supermercados Peruanos S.A. for the operation of financial agencies until the year 2030, and for an amount of approximately S/3,400,000 and S/6,628,000 as of December 31, 2020 and 2019, respectively (see Note 7(a)). Interbank may renew the term of the agreement for an additional term of 15 years.

(g)	It corresponds to a loan with maturity in 2046 and bears interests at market rates.
(h)	As of December 31, 2020 and 2019, corresponds to a financial lease for the construction of educational facilities in San Juan de Lurigancho and Ate Vitarte districts.
(i)

In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

20.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents three operating segments based on products and services, as follows:

Banking

Mainly loans, credit facilities, deposits and current accounts.

Insurance

It provides annuities and conventional life insurance products, as well as other retail insurance products.

Wealth management

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the interim consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents the Group’s financial information by business segments for the years ended December 31, 2020 and 2019:

	2020					2019
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated	Banking	Insurance (***)	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	4,900,400	1,365,579	433,941	(19,738)	6,680,182	5,335,387	1,198,231	390,720	(138,525)	6,785,813
Inter-segment	(59,267)	—	(3,273)	62,540	—	(80,697)	—	(2,093)	82,790	—
Total income	4,841,133	1,365,579	430,668	42,802	6,680,182	5,254,690	1,198,231	388,627	(55,735)	6,785,813
Consolidated income statement data
Interest and similar income	3,970,789	654,975	163,414	10,165	4,799,343	4,073,998	612,549	167,974	(7,305)	4,847,216
One-off impact from the modification of contractual cash flows due to the loan rescheduling schemes	(134,376)	—	—	—	(134,376)	—	—	—	—	—
Interest and similar expenses	(1,053,356)	(83,992)	(51,652)	(3,284)	(1,192,284)	(1,290,055)	(72,485)	(61,465)	42	(1,423,963)
Net interest and similar income	2,783,057	570,983	111,762	6,881	3,472,683	2,783,943	540,064	106,509	(7,263)	3,423,253
Impairment loss on loans, net of recoveries	(2,393,923)	—	(21)	—	(2,393,944)	(750,787)	—	(24)	—	(750,811)
Impairment loss to impairment on financial investments	170	(33,819)	745	—	(32,904)	43	(6,170)	(663)	—	(6,790)
Net interest and similar income after impairment loss	389,304	537,164	112,486	6,881	1,045,835	2,033,199	533,894	105,822	(7,263)	2,665,652
Fee income from financial services, net	619,842	(6,056)	163,968	(54,254)	723,500	827,064	(3,980)	164,312	(61,511)	925,885
Net gain on sale of financial investments	103,773	105,038	(23,428)	—	185,383	30,854	39,234	42,127	—	112,215
Gain from derecognition of financial assets at amortized cost	—	—	—	—	—	8,474	—	—	—	8,474
Other income (**)	340,372	96,641	129,987	24,351	591,351	394,997	129,784	16,307	(69,698)	471,390
Total net premiums earned minus claims and benefits	—	(279,070)	—	—	(279,070)	—	(279,620)	—	(11)	(279,631)
Depreciation and amortization	(234,479)	(25,590)	(14,478)	5,797	(268,750)	(227,070)	(22,396)	(18,321)	5,772	(262,015)
Other expenses	(1,299,027)	(260,405)	(113,564)	31,086	(1,641,910)	(1,384,432)	(276,350)	(104,996)	49,479	(1,716,299)
Income before translation result and Income Tax	(80,215)	167,722	254,971	13,861	356,339	1,683,086	120,566	205,251	(83,232)	1,925,671
Translation result	(5,966)	(26,591)	(3,846)	(9,320)	(45,723)	(5,592)	9,826	1,423	12,113	17,770
Income Tax	80,509	—	(8,000)	424	72,933	(448,956)	—	(6,420)	(37,950)	(493,326)
Net profit for the year	(5,672)	141,131	243,125	4,965	383,549	1,228,538	130,392	200,254	(109,069)	1,450,115
Attributable to:
IFS’s shareholders	(5,672)	141,131	243,125	4,675	383,259	1,228,538	130,392	200,254	(117,926)	1,441,258
Non-controlling interests	—	—	—	290	290	—	—	—	8,857	8,857
	(5,672)	141,131	243,125	4,965	383,549	1,228,538	130,392	200,254	(109,069)	1,450,115

(*)	Corresponds to interest and similar income, other income and net premiums earned.
(**)

For the Banking Segment, the caption “Other income” for the year ended December 31, 2019, includes approximately S/52,580,000, before taxes, as gain on the sale of Interfondos to Inteligo Perú Holding S.A.C., which is eliminated in the accounting consolidation process, see Note 2.2. The net profit (after taxes) amounted to approximately S/32,422,000.

(***)	As of December 31, 2019, certain balances in the Insurance Segment have been modified following the reclassifications detailed in Note 2.4.

	31.12.2020
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	193,112	109,786	9,634	—	312,532
Total assets	68,038,621	15,311,267	4,308,618	577,523	88,236,029
Total liabilities	61,814,096	14,375,950	3,233,691	(141,657)	79,282,080

	31.12.2019
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital expenditures (*)	195,177	69,643	6,769	—	271,589
Total assets	53,019,361	13,917,641	4,098,057	527,234	71,562,293
Total liabilities	46,676,473	12,943,718	3,244,210	(205,556)	62,658,845

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

(i)

The distribution of the Group’s total income based on the location of the customer and its assets, for the year ended December 31, 2020, is S/6,307,987,000 in Peru and S/372,195,000 in Panama (for the year ended December 31, 2019, is S/6,458,212,000 in Peru and S/327,601,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets, as of December 31, 2020 is S/84,096,653,000 in Peru and S/4,139,376,000 in Panama (for the year ended December 31, 2019, it is S/67,623,222,000 in Peru and S/3,939,071,000 in Panama).

21.	Financial instruments classification

The financial assets and liabilities of the interim consolidated statement of financial position as of December 31, 2020 and 2019, are presented below:

	As of December 31, 2020					As of December 31, 2019
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	18,765,482	18,765,482	—	—	—	11,128,875	11,128,875
Inter-bank funds	—	—	—	18,105	18,105	—	—	—	85,006	85,006
Financial investments	2,042,777	18,153,492	1,373,548	2,707,298	24,277,115	1,551,537	14,188,473	1,125,722	2,206,986	19,072,718
Loans, net	—	—	—	40,519,423	40,519,423	—	—	—	37,136,853	37,136,853
Due from customers on acceptances	—	—	—	16,320	16,320	—	—	—	139,685	139,685
Others accounts receivable and other assets, net	395,249	—	—	658,140	1,053,389	220,776	—	—	630,430	851,206
	2,438,026	18,153,492	1,373,548	62,684,768	84,649,834	1,772,313	14,188,473	1,125,722	51,327,835	68,414,343
Financial liabilities
Deposits and obligations	—	—	—	47,149,275	47,149,275	—	—	—	38,093,224	38,093,224
Inter-bank funds	—	—	—	28,971	28,971	—	—	—	169,138	169,138
Due to banks and correspondents	—	—	—	9,660,877	9,660,877	—	—	—	3,979,637	3,979,637
Bonds, notes and other obligations	—	—	—	7,778,751	7,778,751	—	—	—	6,890,290	6,890,290
Due from customers on acceptances	—	—	—	16,320	16,320	—	—	—	139,685	139,685
Insurance contract liabilities	—	—	—	12,501,723	12,501,723	—	—	—	11,426,631	11,426,631
Others accounts payable, provisions and other liabilities	271,326	—	—	1,732,461	2,003,787	222,305	—	—	1,546,422	1,768,727
	271,326	—	—	78,868,378	79,139,704	222,305	—	—	62,245,027	62,467,332

22.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

In order to manage this risk, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, mitigation and coverage processes that considers the specific needs and regulatory requirements to develop its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and the Management of IFS.

A full description of the Group’s financial risk management is presented in Note 30 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a)	Credit risk management for loans

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 30.1(d) of the Annual Consolidated Financial Statements.

The information that shows the credit quality and maximum exposure to credit risk of direct loans based on the Group's internal credit rating as of December 31, 2020 and 2019, are presented in Note 5.

(b)	Offsetting of financial assets and liabilities

The information contained in the tables below includes financial assets and liabilities that.

-Are offset in the statement of financial position of the Group; or

-

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the interim consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the interim consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 3.

(b.1)	Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2020 and 2019, is presented below:

				Related amounts not offset in the interim consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the interim consolidated statement of financial position	Net amounts of financial assets presented in the interim consolidated statement of financial position	Financial instruments (including non-cash collateral)	Cash collateral received (pledged), Note 3(d)	Net amount
Assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of December 31, 2020
Derivatives, Note 7(b)	395,249	—	395,249	(191,844)	(55,767)	147,638
	395,249	—	395,249	(191,844)	(55,767)	147,638
As of December 31, 2019
Derivatives, Note 7(b)	220,776	—	220,776	(134,103)	(42,351)	44,322
	220,776	—	220,776	(134,103)	(42,351)	44,322
Liabilities
As of December 31, 2020
Derivatives, Note 7(b)	271,326	—	271,326	(191,844)	(70,559)	8,923
	271,326	—	271,326	(191,844)	(70,559)	8,923
As of December 31, 2019
Derivatives, Note 7(b)	222,305	—	222,305	(134,103)	(57,816)	30,386
	222,305	—	222,305	(134,103)	(57,816)	30,386

(c)	Foreign exchange risk

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of December 31, 2020, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.618 per US$1 bid and S/3.624 per US$1 ask (S/3.311 and S/3.317 as of December 31, 2019, respectively). As of December 31, 2020, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.621 per US$1 (S/3.314 as of December 31, 2019).

The table below presents the detail of the Group’s position:

	As of December 31, 2020				As of December 31, 2019
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	7,232,836	10,959,492	573,154	18,765,482	9,386,504	1,311,291	431,080	11,128,875
Inter-bank funds	18,105	—	—	18,105	—	85,006	—	85,006
Financial investments	8,926,088	15,262,993	88,034	24,277,115	6,948,954	12,111,165	12,599	19,072,718
Loans, net	10,535,743	29,983,680	—	40,519,423	10,919,233	26,217,620	—	37,136,853
Due from customers on acceptances	16,320	—	—	16,320	128,397	—	11,288	139,685
Other accounts receivable and other assets, net	312,407	740,113	869	1,053,389	245,402	604,456	1,348	851,206
	27,041,499	56,946,278	662,057	84,649,834	27,628,490	40,329,538	456,315	68,414,343
Liabilities
Deposits and obligations	16,244,869	30,519,198	385,208	47,149,275	13,840,447	23,888,049	364,728	38,093,224
Inter-bank funds	28,971	—	—	28,971	149,137	20,001	—	169,138
Due to banks and correspondents	643,977	9,016,900	—	9,660,877	830,122	3,149,515	—	3,979,637
Bonds, notes and other obligations	6,887,363	891,388	—	7,778,751	5,857,206	1,033,084	—	6,890,290
Due from customers on acceptances	16,320	—	—	16,320	128,397	—	11,288	139,685
Insurance contract liabilities	4,905,233	7,596,490	—	12,501,723	4,254,662	7,171,969	—	11,426,631
Other accounts payable, provisions and other liabilities	530,180	1,440,976	32,631	2,003,787	394,159	1,374,236	332	1,768,727
	29,256,913	49,464,952	417,839	79,139,704	25,454,130	36,636,854	376,348	62,467,332
Forwards position, net	1,525,029	(1,369,873)	(155,156)	—	(2,718,082)	2,776,866	(58,784)	—
Currency swaps position, net	264,160	(264,160)	—	—	138,676	(138,676)	—	—
Cross currency swaps position, net	1,926,886	(1,926,886)	—	—	1,763,518	(1,763,518)	—	—
Options position, net	48	(48)	—	—	(37)	37	—	—
Monetary position, net	1,500,709	3,920,359	89,062	5,510,130	1,358,435	4,567,393	21,183	5,947,011

As of December 31, 2020, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$634,242,000, equivalent to S/2,296,590,000 (US$683,214,000, equivalent to S/2,264,171,000 as of December 31, 2019).

23.	Fair value
(a)

Financial instruments measured at their fair value. The following table presents an analysis of the financial instruments that are measured at their fair value. The amounts are based on the balances presented in the interim consolidated statement of financial position:

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Financial assets
Financial investments
At fair value through profit or loss (*)	2,042,777	1,551,537
Debt instruments measured at fair value through other comprehensive income	17,902,352	14,010,029
Equity instruments measured at fair value through other comprehensive income	1,373,548	1,125,722
Derivatives receivable	395,249	220,776
	21,713,926	16,908,064
Accrued interest	251,140	178,444
Total financial assets	21,965,066	17,086,508
Financial liabilities
Derivatives payable	271,326	222,305

(*)	As of December 31, 2020, and 2019, correspond mainly to participations in mutual funds and investment funds.

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value:

	31.12.2020		31.12.2019
	Fair value	Book value	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	18,765,482	18,765,482	11,128,875	11,128,875
Inter-bank funds	18,105	18,105	85,006	85,006
Investments at amortized cost	2,988,539	2,707,298	2,328,303	2,206,986
Loans, net	40,809,701	40,519,423	38,115,562	37,136,853
Due from customers on acceptances	16,320	16,320	139,685	139,685
Other accounts receivables and other assets, net	658,140	658,140	630,430	630,430
Total	63,256,287	62,684,768	52,427,861	51,327,835
Liabilities
Deposits and obligations	47,146,077	47,149,275	38,099,641	38,093,224
Inter-bank funds	28,971	28,971	169,138	169,138
Due to banks and correspondents	9,686,361	9,660,877	3,982,373	3,979,637
Bonds, notes and other obligations	8,262,212	7,778,751	7,118,547	6,890,290
Due from customers on acceptances	16,320	16,320	139,685	139,685
Insurance contract liabilities	12,501,723	12,501,723	11,426,631	11,426,631
Other accounts payable and other liabilities	1,732,461	1,732,461	1,546,422	1,546,422
Total	79,374,125	78,868,378	62,482,437	62,245,027

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long- term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2020 and 2019, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed- rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

24.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in trust are not included in the interim consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of yield of the assets under its management.

As of December 31, 2020 and 2019, the value of the managed off-balance sheet financial assets is as follows:

	31.12.2020	31.12.2019
	S/(000)	S/(000)
Investment funds	15,008,109	13,243,888
Mutual funds	5,980,724	5,049,034
Total	20,988,833	18,292,922